


Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht
Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
AUG 12 2005
WASH, D.C. 213 SECTION

Our reference BB/jcd
Date August 3, 2005

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

SUPPL

The enclosed press releases from the period July 2005 and the Pricing Supplements of July 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

b/a

Prof.dr.ir.Bert ~~Bruggink~~
Executive Board / CFO Rabobank Group

PROCESSED
AUG 18 2005
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
AUG 1 2 2005
WASH, D.C.
213
SECTION

SUPPLEMENT

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity

SERIES NO: 1382A
TRANCHE NO: 1
EUR 50,000,000 Equity Linked Notes 2005 due July 25, 2013

Issue Price: 100.00 per cent.

Dealer: Société Générale

The date of this Supplement is August 1, 2005.

SUPPLEMENT TO THE OFFERING CIRCULAR

This supplement provides for an issue of Equity Linked Notes.
Description of the Risks related to Equity Linked Notes. The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). Potential investors should be aware that:

1. the market price of such Notes may be volatile;

2. they may receive no interest;

3. payment of principal or interest may occur at a different time or in a different currency than expected;

4. a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

5. if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

6. the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Potential investors should be aware they may lose part of their investment, however, only in the case of extraordinary events due to which Early Redemption of the Notes would occur. These events are specifically described under item 27 of Part A of this Supplement.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Supplement of the Notes (the "Supplement") described herein for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circular. The Notes will be issued on the terms of this Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(Rabobank Nederland)*
2	(i) Series Number:	1382A
3	Specified Currency or Currencies:	EUR

4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 50,000,000
	(ii)	Series:	EUR 50,000,000
5	Issue Price:		100,00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 10,000
7	(i)	Issue Date:	August 3, 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		July 25, 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Equity Linked Interest, as set out below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		No
13	Put/Call Options:		None
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Applicable
	(i)	Underlying Security/Formula:	The Variable Amount of Interest$_{(t)}$ ("VAI$_{(t)}$") payable in respect of each Note on the relevant Interest Payment Date$_{(t)}$, from t=1 to t=8, shall be determined by the Calculation Agent in accordance with the following formula : $\text{Max}\left[0\,;\,\text{VAI}_{(t-1)}\,;\,60\%\times\left(\frac{\text{Dispersion}_{(t)}}{t}\right)-20\%\right]$ "VAI$_{(t=0)}$" is equal to 0.

"Dispersion$_{(t)}$" means, in respect of an Equity Valuation Date$_{(t)}$, the value determined by the Calculation Agent in accordance with the following formula:

$$\text{Best}_{(t)} - \text{Worst}_{(t)}$$

with :

"Best$_{(t)}$" means in respect of an Equity Valuation Date$_{(t)}$ and of any Underlying Security of the BestBasket, the arithmetic average of the ten best performances since the Equity Valuation Date$_{(t=0)}$.

"Worst$_{(t)}$" means in respect of an Equity Valuation Date$_{(t)}$ and of any Underlying Security of the WorstBasket, the arithmetic average of the ten lowest performances since the Equity Valuation Date$_{(t=0)}$.

"BestBasket" means, in respect of each Equity Valuation Date$_{(t)}$, the ten Underlying Securities of the Basket which have achieved the greatest performance on the relevant Equity Valuation Date$_{(t)}$ as determined by the Calculation Agent in accordance with the following formula :

$$\text{Max}\left(\frac{\text{Final Price}_{1(t)}}{\text{Final Price}_{1(0)}};\ldots;\frac{\text{Final Price}_{n(t)}}{\text{Final Price}_{n(0)}};\ldots;\frac{\text{Final Price}_{20(t)}}{\text{Final Price}_{20(0)}}\right)$$

"WorstBasket" means, in respect of each Equity Valuation Date$_{(t)}$, the ten Underlying Securities of the Basket which have achieved the lowest performance on the relevant Equity Valuation Date$_{(t)}$ as determined by the Calculation Agent in accordance with the following formula :

$$\text{Min}\left(\frac{\text{Final Price}_{1(t)}}{\text{Final Price}_{1(0)}};\ldots;\frac{\text{Final Price}_{n(t)}}{\text{Final Price}_{n(0)}};\ldots;\frac{\text{Final Price}_{20(t)}}{\text{Final Price}_{20(0)}}\right)$$

"Final Price$_{n(t)}$" means the Final Price of the relevant Underlying Security on the relevant Equity Valuation Date$_{(t)}$.

(ii) Calculation Agent responsible for calculating the interest due: Société Générale
Tour Société Générale
92987 Paris La Défense
France

(iii) Basket: The basket composed of Underlying Securities of each Company specified below :

Company	Category	Exchange	Related Exchange	Clearing System	Reuters' s Code	Final Price$_{n(t=0)}$	Website*
Aegon NV	Common Stock	Euronext Amsterdam NV	Euronext.liffe, Amsterdam	Euroclear Nederland	AEGN.AS	EUR 10.96	www.aegon.com
Koninklijke Ahold NV	Common Stock	Euronext Amsterdam NV	Euronext.liffe, Amsterdam	Euroclear Nederland	AHLN.AS	EUR 6.83	www.ahold.com
Alcatel SA	Common Stock	Euronext Paris SA	Euronext.liffe, Paris	Euroclear France	CGEP.PA	EUR 9.05	www.alcatel.fr
Allianz AG	Common Stock	XETRA Trading	EUREX	Clearstream Frankfurt AG	ALVG.DE	EUR 97.8	www.allianz.com

		System					
BASF AG	Common Stock	XETRA Trading System	EUREX	Clearstream Frankfurt AG	BASF.DE	EUR 54.76	www.basf.de
Bayer AG	Common Stock	XETRA Trading System	EUREX	Clearstream Frankfurt AG	BAYG.DE	EUR 27.42	www.bayer.com
BP PLC	Common Stock	London Stock Exchange	Euronext.liffe, London	CRESTCo Ltd	BP.L	GBp 630	www.bp.com
Carrefour SA	Common Stock	Euronext Paris SA	Euronext.liffe, Paris	Euroclear France	CARR.PA	EUR 39.76	www.carrefour.com
DaimlerChrysler AG	Common Stock	XETRA Trading System	EUREX	Clearstream Frankfurt AG	DCXGn.DE	EUR 33.71	www.daimlerchrysler.com
Groupe Danone	Common Stock	Euronext Paris SA	Euronext.liffe, Paris	Euroclear France	DANO.PA	EUR 72.85	www.groupedanone.fr
Diageo PLC	Common Stock	London Stock Exchange	Euronext.liffe, London	CRESTCo Ltd	DGE.L	GBP 8.385	www.diageo.com
E.ON AG	Common Stock	XETRA Trading System	EUREX	Clearstream Frankfurt AG	EONG.DE	EUR 73.62	www.eon.com
Endesa SA	Common Stock	SIBE-Madrid	MEFF	SCLV	ELE.MC	EUR 18.58	www.endesa.es
Enel SpA	Common Stock	Milan Stock Exchange	IDEM	Monte Titoli	ENEI.MI	EUR 7.075	www.enel.it
France Telecom SA	Common Stock	Euronext Paris SA	Euronext.liffe, Paris	Euroclear France	FTE.PA	EUR 24.16	www.francetelecom.com
HBOS PLC	Common Stock	London Stock Exchange	Euronext.liffe, London	CRESTCo Ltd	HBOS.L	EUR 8.78	www.hbosplc.com
Repsol YPF SA	Common Stock	SIBE-Madrid	MEFF	SCLV	REP.MC	EUR 22.41	www.repsolypf.com
RWE AG	Common Stock	XETRA Trading System	EUREX	Clearstream Frankfurt AG	RWEG.DE	EUR 53.54	www.rwe.com
Tesco PLC	Common Stock	London Stock Exchange	Euronext.liffe, London	CRESTCo Ltd	TSCO.L	GBP 3.16	www.tesco.com
Vodafone Group PLC	Common Stock	London Stock Exchange	Euronext.liffe, London	CRESTCo Ltd	VOD.L	GBP 1.38	www.vodafone.com

*The information relating to the previous and futures performances of each Share and volatility are available on the website of the Company set out in the table above

(iv) Equity Valuation Date: July 6, 2005 (t=0), July 6, 2006 (t=1), July 6, 2007 (t=2), July 6, 2008 (t=3), July 6, 2009 (t=4), July 6, 2010 (t=5), July 6, 2011 (t=6), July 6, 2012 (t=7) and July 6, 2013 (t=8).

(v) Valuation Time: Not Applicable

(vi) Settlement Date: Not Applicable

(vii) Company: See the table above under (iii)

(viii) Clearing System: See the table above under (iii)

	(ix)	Provisions for determining Coupon where calculation by reference to Underlying Security and/or Formula is impossible or impracticable:	Not Applicable
	(x)	Interest Period(s):	Not Applicable
	(xi)	Specified Interest Payment Dates:	July 25, 2006 (t=1), July 25, 2007 (t=2), July 25, 2008 (t=3), July 24, 2009 (t=4), July 26, 2010 (t=5), July 25, 2011 (t=6), July 25, 2012 (t=7) and July 25, 2013 (t=8).
	(xii)	Business Day Convention:	Following Business Day Convention
	(xiii)	Business Centre(s) (Condition 1(a)):	TARGET
	(xiv)	Minimum Rate of Interest:	See Underlying Security/Formula above under (i)
	(xv)	Maximum Rate of Interest:	See Underlying Security/Formula above under (i)
	(xvi)	Day Count Fraction (Condition 1(a)):	Not Applicable
	(xvii)	Such other additional terms or provisions as may be required:	Not Applicable
	(xviii)	Description of formula to be used to determine interest on the Redemption Amount:	See Underlying Security/Formula above under (i)
	(xix)	Exchange:	See the table above under (iii)
	(xx)	Related Exchange:	See the table above under (iii)
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Such amount(s) determined by the Calculation Agent which on the early redemption date of the Notes, shall represent the fair market value of the Notes and which shall have the effect – after taking into account, in the case of redemption for taxation reasons, the cost of unwinding any hedging arrangements entered into in respect of the Notes – of preserving for the Noteholders the economic equivalent of the obligations of the Issuer to make the payments, in respect of the Notes, which would, but for such redemption for taxation reasons or on Event of Default, have fallen due after the relevant early redemption date.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Condition 7 applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		Not Applicable

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Société Générale Tour Société Générale 92987 Paris La Défense France
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into	

	Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

This Supplement comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Supplement. The information on the underlying has been extracted from Reuters. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Reuters, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Regulated Market
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from August 3, 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,320

2 Ratings

Rating: Not Applicable

3 Notification

The Netherlands Authority for the Financial Markets has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular and this Supplement have been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See "Use of Proceeds" wording in Offering Circular
(ii)	Estimated net proceeds	EUR 50,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s| of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Under these Notes, the Noteholders will be entitled to receive indexed coupons totally linked to the dispersion of all the Underlying Securities, calculated on the Equity Valuation Dates. At Maturity Date, the Noteholders are entitled to receive 100% of the amount initially invested.

On each Equity Valuation Date :

(i) the performance of each Underlying Security is calculated.

(ii) the arithmetic averages of the 10 worst performances and of the 10 best performances are calculated;

(iii) the coupon is linked to the difference between the two averages calculated as described in (ii), provided that if it is lower than the previous coupon the value of the previous coupon is retained.

The coupons are linked to the performances of the Underlying Securities as calculated on pre-determined Equity Valuation Dates, and regardless of the level of these Underlying Securities between these dates. As a result, the Final Price of the Underlying Security on these dates will affect the value of the Notes more than any other single factor. Should the Underlying Securities have homogeneous performances, even in case of an homogeneous increase, the value of the coupons would be low or there may be no coupon. In this case, Noteholders should realize that the return of only the amount initially invested at maturity will not compensate for any opportunity cost implied by inflation and other factors relating to the time value of money.

11 Operational information

(i)	ISIN Code:	XS0224910322
(ii)	Common Code:	22491032
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against Payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________

Duly authorised


SEC MAIL
RECEIVED
PROCESSING
AUG 1 2 2005
WASH. D.C.
213
SECTION

APPLICABLE FINAL TERMS

POTENTIAL PURCHASERS OF THESE NOTES SHOULD UNDERSTAND THAT AMOUNTS DUE IN RESPECT OF PRINCIPAL ON THE NOTES WILL BE DEPENDENT UPON THE PERFORMANCE OF THE INDEX (AS DEFINED HEREIN), AS MORE FULLY SET OUT HEREIN. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED FOR LESS THAN PAR.

28 July 2005

RABOBANK NEDERLAND

Issue of EUR 49,000,000 Robeco Click the Best Garant Note August 05/11 under the Euro 7,000,000,000 Principal Protected Medium Term Note Programme

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The Notes may be subscribed for during the period from and including 20th June, 2005 up to and including 22th July, 2005 at 17:00 (Amsterdam time).

The Dealer reserves the right to allocate the Notes systematically.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 1 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the Prospectus Directive). This document constitutes the supplement of the Notes described herein for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular and these Final Terms are available for viewing at Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands and copies may be obtained from Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands.
An English and Dutch language summary of the principal terms of the Notes are contained in Annex 1 and Annex 2 hereto.

1.	Issuer:	Rabobank Nederland
2.	i) Series Number: ii) Tranche Number	41 1
3.	Specified Currency or Currencies:	Euro ("**EUR**")
4.	Aggregate Nominal Amount: - Tranche: - Series:	 EUR 49,000,000 EUR 49,000,000
5.	Issue Price of Tranche:	102 per cent
6.	Specified Denominations:	EUR 100
7.	i) Issue Date: ii) Interest Commencement Date:	1 August 2005 Not Applicable
8.	Maturity Date:	1 August 2011
9.	Interest Basis:	Not Applicable
10.	Redemption/Payment Basis:	Index Linked Redemption (for further details see Schedule hereto)
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Call Option: (Condition 4(c)	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions: (Condition 3(a))	Not Applicable
16.	Floating Rate Note Provisions: (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

17.	Zero Coupon Note Provisions: (Condition 4(e)(iv))	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

18.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

19.	Equity Linked Note Provisions: (Condition 5)	Not Applicable

PROVISIONS RELATING TO INDEX LINKED NOTES

20.	Index Linked Note Provisions:		Applicable
	i)	Indices/Formulas: (Condition 6)	See Schedule hereto
	ii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable: (Condition 6)	The provisions of Condition 6 of the Offering Circular are applicable
	iii)	Specified Period(s)/Specified Interest Payment Dates: (Condition 3(a) or 3(b) or 3(e))	Not Applicable
	iv)	Business Day Convention: (Condition 3(a) or 3(b) or 3(e))	Following Business Day Convention
	v)	Additional Business Centre(s): (Condition 3(b))	Not Applicable
	vi)	Minimum Rate of Interest: (Condition 3(b)(iii))	Not Applicable
	vii)	Maximum Rate of Interest: (Condition 3(b)(iii))	Not Applicable
	viii)	Day Count Fraction: (Condition 3(a) or (3b))	Not Applicable
	ix)	Name of Sponsor: (Condition 6)	See Schedule hereto
	x)	Stock Exchange/Related Exchange: (Condition 6)	See Schedule hereto
	xi)	Valuation Date:	See Schedule hereto

(Condition 6)

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call: (Condition 4(c))	Not Applicable
22.	Issuer's Option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable
23.	Final Redemption Amount of each Note: (Condition 4(a))	See Schedule hereto
24.	Early Redemption Amount of each note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 4(e)):	The Early Redemption Amount of the Notes payable on redemption for taxation reasons (**"Tax Call"**) or an Event of Default shall be an amount equal to the higher of the nominal value of the Notes or the market value of the Notes on the date of this redemption, adjusted as far as the market value is concerned to account for any losses, expenses and costs to the Issuer (or any of its affiliates) of unwinding any underlying or related hedging and funding arrangements including (without limitation) equity options, all as determined by the Calculation Agent in its sole and absolute discretion.
25.	Price Information and Purchase Offer:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Domestic Note: (Condition 8)	No
27.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note.
28.	Additional Financial Centre(s) or other special provisions relating to Payment Day:	Not Applicable

(Condition 7(e))

29.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: (Conditions 3(d) and 4(g))	Not Applicable
31.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
32.	Redenomination applicable:	Redenomination not applicable
33.	Calculation Agent:	Goldman Sachs International
34.	Other final terms:	Not Applicable

DISTRIBUTION

35.	i) If syndicated, names of Managers:	Not Applicable
	ii) Date of Agreement:	Not Applicable
	iii) Stabilising Manager (if any):	Not Applicable
36.	If non-syndicated, name and address of relevant Dealer:	Robeco Direct N.V.. Coolsingel 120 3011 AG Rotterdam The Netherlands
37.	Total commission and concession:	5.20 per cent of the Aggregate Nominal Amount
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
39.	Additional selling restrictions:	The Notes have not been and will

not be authorised for public offering in Luxembourg and may not be offered or sold in Luxembourg in circumstances that would constitute a public offer unless the requirements of Luxembourg law concerning public offers have been complied with.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 7,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying indices has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:



By:____________________________

Duly authorised

PART B – OTHER INFORMATON

1. LISTING

i)	Listing	Euronext Amsterdam
ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 1 August 2005.
iii)	Estimate of total expenses related to admission to trading:	EUR 3.250,-

2. RATINGS

Ratings: The Notes to be issued have not been rated.

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

i)	Reasons for the offer:	General corporate purposes
ii)	Estimated net proceeds:	The estimated net proceeds of the issue of the Notes are EUR 49,980,000
iii)	Estimated total expenses:	Robeco Direct N.V. as dealer is to receive arrangement fees in connection with this transaction comprising an amount equal to 5.2 per cent of the Aggregate Nominal Amount A distribution fee may be paid to selected intermediaries by the Dealer for its own expense of up to 2 per cent of the nominal value of the Notes placed by such intermediairies. In addition, until a redemption of all Notes the Dealer for its own account may pay on-going distribution fees to various intermediaries distributing the Notes.

6. **YIELD** *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7. **HISTORIC INTEREST RATES** *(Floating Rates Notes only)*

Not Applicable

8. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

The return of the Notes is linked to the performance of 3 modelportfolios containing an equity index (Dow Jones EURO STOXX 50sm Index), commodity index (Goldman Sachs Commodity Index) and bond index (Bloomberg/Effas Bond Index). The weight of each index is different for each modelportfolio. Please refer to the attached Schedule for further details.

INFORMATION RELATING TO THE DOW JONES EURO STOXX 50sm INDEX

1. Description

The Dow Jones EURO STOXX 50sm Index is a capitalization-weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. The index was developed with a base value of 1000 as of December 31, 1991. This index uses float shares.

2. Graph

The following graph sets out, for the period indicated, the daily closing levels of the Dow Jones EURO STOXX 50sm Index:


3200
3000
2800
2600
2400
2200
2000
26-5-2003
2-7-2003
8-8-2003
16-9-2003
23-10-2003
1-12-2003
7-1-2004
13-2-2004
23-3-2004
29-4-2004
7-6-2004
14-7-2004
20-8-2004
28-9-2004
4-11-2004
13-12-2004
19-1-2005
25-2-2005
5-4-2005
12-5-2005
Dow Jones EUROSTOXX 50

Source: Bloomberg

The closing level of the Index on 24th May, 2005 is 3066.55

3. Further Information

The index is calculated and announced by

Stoxx Limited
Selnaustrasse 30
CHH-8021 Zurich
Switzerland

Website: www.stoxx.com

4. Disclaimer

The Dow Jones EURO STOXX 50 Index is owned by STOXX Limited ("STOXX"). The name of the Dow Jones EURO STOXX 50 Index is a service mark of Dow Jones & Company, Inc. ("Dow Jones") and has been licensed for certain purposes to the Issuer.

STOXX and Dow Jones have no relationship to the Issuer, other than the licensing of the Dow Jones EURO STOXX 50 Index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:
  - The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;
  - The accuracy or completeness of the Dow Jones EURO STOXX 50 Index and its data;
  - The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50 Index and its data;
- STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50 Index or its data;
- Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the Issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

INFORMATION RELATING TO THE GOLDMAN SACHS COMMODITY INDEX

1. Description

The Goldman Sachs Commodity Index components are updated on a yearly basis. The current components and weights are Energy: 66.69%, Agrigulture: 16.52%, Industrial Metal: 6.59%, Livestock: 7.53%, Precious Metals: 2.68%. The GSCI Excess Return index measures the uncollateralized return from rolling futures forwarded each month.

2. Graph

The following graph sets out, for the period indicated, the daily closing levels of the Goldman Sachs Commodity Index:



800
750
700
650
600
550
500
450
400
26-5-2003
2-7-2003
8-8-2003
16-9-2003
23-10-2003
1-12-2003
7-1-2004
13-2-2004
23-3-2004
29-4-2004
7-6-2004
14-7-2004
20-8-2004
28-9-2004
4-11-2004
13-12-2004
19-1-2005
25-2-2005
5-4-2005
12-5-2005
Goldman Sachs Commodity Index

Source: Bloomberg

The closing level of the Index on 24th May, 2005 is 627.73

3. Further Information

For more information please call:
New York (212) 902-7222
London (44) 0 207 774 6232
Singapore (65) 6889 2209

Website: www.gs.com

4. Disclaimer

Robeco Click the Best Garant Note August 05/11 ("the Product") is not sponsored, sold or promoted by Goldman, Sachs & Co. ("Goldman"). Goldman makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the Goldman Sachs Commodity Index ("GSCI® Index") to track general commodity market performance. Goldman's only relationship to the Licensee is the licensing of the GSCI® Index, which is determined, composed

and calculated by Goldman without the regard to the Licensee or the Product. Goldman has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the GSCI® Index. Goldman is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product to be issued. Goldman has no obligation or liability in connection with the administration, marketing of the Product.

GOLDMAN DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE GSCI® INDEX OR ANY DATA INCLUDED THEREIN. GOLDMAN MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE GSCI® INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. GOLDMAN MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE GSCI® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL GOLDMAN HAVE ANY LIABILITY FOR ANY SPECIAL, PUNTIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IN THE EVENT OF THE POSSIBILITIES OF SUCH DAMAGES.

INFORMATION RELATING TO THE BLOOMBERG/EFFAS BOND INDEX

1. Description

The Bloomberg/EFFAS indices are designed as transparent benchmarks for government bond markets. Indices are grouped by country and maturity sectors. Bloomberg computes daily returns and index characteristics for each sector.

2. Graph

The following graph sets out, for the period indicated, the daily closing levels of the Bloomberg/EFFAS Index:


145
140
135
130
125
120
26-5-2003
2-7-2003
8-8-2003
16-9-2003
23-10-2003
1-12-2003
7-1-2004
13-2-2004
23-3-2004
29-4-2004
7-6-2004
14-7-2004
20-8-2004
28-9-2004
4-11-2004
13-12-2004
19-1-2005
25-2-2005
5-4-2005
12-5-2005
EFFAS Bond Index

Source: Bloomberg

The closing level of the Index on 24th May, 2005 is 140.914

3. Further Information

Website: www.bloomberg.com

9. PERFORMANCE OF RATE OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND INFORMATION CONCERNING THE UNDERLYING *(Dual Currency Notes only)*

Not Applicable

10. PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING *(Equity-Linked Notes only)*

Not Applicable

11. OPERATIONAL INFORMATION

i)	ISIN Code:	XS0221945180
ii)	Common Code:	022194518
iii)	Fondscode	15448
iv)	Any clearing system(s) other than Euroclear Bank S.A/N.V and Clearstream Banking société anonyme	Not Applicable

	and the relevant identification number(s):	
v)	Delivery:	Delivery against payment
vi)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

SCHEDULE

Defined terms used in this Schedule have the same meaning as in the Offering Circular dated 1 July, 2005 or the Final Terms dated June 1 July, 2005 unless otherwise stated in this Schedule.

1. Definitions relating to the Index Linked Amount:

"Averaging Date$_K$"	Means every 28th of each month starting 1 month after the Initial Valuation Date for a total of 72 Averaging Dates. In case a day that is scheduled as an Averaging Date is not an Index Business Day than the next following day that is an Index Business Day will be the relevant Averaging Date. The first Averaging Date (K=1) will therefore be scheduled at 29 August 2005 and the last Averaging Date (K=72) will be scheduled at 28 July 2011
"Closing Level"	Means in relation to each Index (i), the official closing level of the Index on the Related Exchange.
"Exchange"	Means Eurex for Index (i=1);
"Fee Valuation Dates"	1 February 2006, 1 August 2006, 1 February 2007 and 1 August 2007
"Final Price$_K$(i)"	The Reference Price of Index (i) on Averaging Date $_K$
"Index Business Day"	A day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the Related Exchange other than a day on which trading on any such exchange is scheduled to close prior to its regular weekday closing time.
"Index Sponsors"	Means STOXX Limited for Index (i=1)
"Indices"	▪ Index (i=1) means Dow Jones EURO STOXX 50 Index (Bloomberg Ticker: SX5E); ▪ Index (i=2) means Goldman Sachs Commodities Excess Return Index (Bloomberg Ticker: GSCIER) ▪ Index (i=3) means Bloomberg/EFFAS Bond Index Euro Government All > 1 year Total Return Index (Bloomberg Ticker: EUGATR)
"Initial Price(i)"	The Reference Price of Index (i) on the Initial Valuation Date

"Initial Valuation Date"	28 July 2005
"Participation Level"	90.0%
"Reference Price"	For each Index (i), the official closing level based on the price quoted on the relevant Bloomberg page as specified under Indices above
"Related Exchange"	Means, at any time, and from time to time, each exchange on which the options or future contracts on the relevant Indices are traded.
"Valuation Time"	The time at which the Sponsor publishes the Closing Level of the relevant Index
$w_p(i)$	Means the weight of Index (i) in $Portfolio_p$ as specified below:

Index (i=)	1	2	3
$w_{p=1}(i)$	60%	30%	10%
$w_{p=2}(i)$	1/3	1/3	1/3
$w_{p=3}(i)$	20%	20%	60%

2. Final Redemption Amount

PROVISIONS RELATING TO INDEX LINKED NOTES

Unless previously redeemed or purchased and cancelled as provided in the Conditions, the Notes will be redeemed on the Maturity Date at an amount in Euro (the "**Final Redemption Amount**") determined by the Calculation Agent, in its sole and absolute discretion, in accordance with the following formula:

$$Specified\ Denomination + (Index\ Linked\ Amount \times Participation\ Level \times Specified\ Denomination)$$

where the **Index Linked Amount** will be calculated by the Calculation Agent, in it's sole and absolute discretion in accordance with the following formula:

$$MAX\left[0; Portfolio_p\ Return(K=1); Portfolio_p\ Return(K=2); ......; Portfolio_p\ Return(K=72)\right]$$

For K = 1 to 72, and p = 1 to 3.

The value of $Portfolio_p\ Return(K)$ will be calculated for every Index (i) and every $Averaging\ Date_K$ by the Calculation Agent, in its sole and absolute discretion, in accordance with the following formula:

$$\frac{1}{K} \times \sum_{K=1}^{K} \sum_{i=1}^{3} w_p(i) \times Return_K(i)$$

where $Return_K(i)$ will be calculated by the Calculation Agent, in it's sole and absolute discretion in accordance with the following formula:

$$\frac{Final\ Price_K(i)}{Initial\ Price(i)} - 1$$

ANNEX 1

ENGLISH SUMMARY

DESCRIPTION OF THE PRINCIPAL CHARACTERISTICS OF THE ISSUE OF EUR 49,000,000 ROBECO CLICK THE BEST GARANT NOTE AUGUST 05/11.

Under the EUR 7,000,000,000 Principal Protected Medium Term Note Programme Rabobank Nederland issues for EUR 49,000,000 Robeco Best Click the Best Garant Note August 05/11 (the "Notes"). This English language summary contains the principal terms of the Notes. The return of the Notes is linked to the performance of 3 modelportfolios containing an equity, bond and commodity index. The weight of each index is different for each modelportfolio.

The full terms and conditions of the Notes are set out in the Offering Circular dated 1 July 2005 (hereafter the "Offering Circular") and the Final Terms dated 28 July 2005 (hereafter the "Final Terms"). Prospective investors of the Notes should pay particular attention to the "Risk Factors" set out on page 11 till 18 of the Offering Circular. Hereafter follows a summary of the main characteristics of the Notes.

The issue date of the Notes is determined on 1 August 2005. The Notes may be subscribed for during the period from and including 20th June, 2005 to and including 22th July, 2005 at 17.00 (Amsterdam time) (The Subcription Period).

The Notes will be issued with an issue price of 102% being EUR 102 for each Note. Potential purchasers of the Notes can buy the Notes in integral multiples of EUR 100 being the "Nominal Value" of the Notes. The Notes will be settled through Euroclear and Clearstream.

The Notes will not bear interest. Instead, on the maturity date, being 1 August 2011, each Note entitles the holder thereof to a payment of an amount in euros equal to the Nominal Value of the Note increased by an amount ("Additional Payment"), calculated in accordance with the formula set forth in the Schedule to the Final Terms.

The formula implies that every 28th of each month (Averaging Dates), starting 1 month after 28th July, 2005 ("Initial Valuation Date") to and including 28th July, 2011 the Final Return of 3 individual modelportfolios are calculated. The Final Return of an individual modelportfolio on a specific Averaging Date is equal to the arithmetic average of the Performances of the modelportfolio on the relevant Averaging Date and all preceding Averaging Dates. The Performance of a specific modelportfolio on a specific Averaging Date is equal to the weighted average return of the equity, bond and commodity index since the Initial Valuation Date on the relevant Averaging Date. When the Final Return of a modelportfolio is higher than previous Final Returns reached, this Final Retun will be locked. At maturity date, the Additional Payment is equal to the highest locked in Final Return of any of the modelportfolios multiplied by the Participation Level. The Additional Payment at least equal to 0.

The indices and weights for each modelportfolio are described in paragraph 1 of the Schedule of this Final Terms. In case the 28th of a specific month is not an Index Business Day the first following day that is an Index Business Day will be the relevant Averaging Date.

Payment on maturity date will in no circumstances be less than the nominal value of Euro 100 per Note.

Potential investors should be aware that the value of the Notes before Maturity Date -except in case of an Early Redemption- could be lower than EUR 100. The minimum redemption of Euro 100 per Note will only be valid at Maturity Date or in case of an Early Redemption.

The notes will be listed on Eurolist By Euronext Amsterdam. Unless previously redeemed, the Notes will mature on 1 August 2011.

In the event of any inconsistency between the provisions of this description and the Offering Circular or the Final Terms, the Offering Circular or the Final Terms (as applicable) will prevail.

ANNEX 2

DUTCH SUMMARY

NEDERLANDSTALIGE BESCHRIJVING VAN DE VOORNAAMSTE KENMERKEN VAN DE UITGIFTE VAN EUR 49,000,000 ROBECO CLICK THE BEST GARANT NOTE AUGUST 05/11.

Onder het EUR 7.000.000.000 Principal Protected Medium Term Note Programme geeft Rabobank Nederland voor EUR 49,000,000 Robeco Click the Best Garant Note August 05/11 (de "Notes") uit. Deze Nederlandse samenvatting bevat de voornaamste kenmerken van de Notes. Het rendement van de Notes is afhankelijk van de waardeontwikkeling van 3 modelportefeuilles bestaande uit een aandelen-, obligatie- en grondstoffenindex. De gewichten per index zijn per modelportefeuille verschillend.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Offering Circular gedateerd 1 juli 2005 (hierna: het "Offering Circular") tezamen met de Engelstalige Definitieve Kenmerken, gedateerd 1 juli 2005 (hierna: de "Definitieve Kenmerken"). Potentiële investeerders worden hierbij gewezen op de "Risk Factors" op pagina 11 t/m 18 van het Offering Circular. Hieronder volgt een samenvatting van de voornaamste kenmerken van de Notes.

De uitgiftedatum voor de Notes is gesteld op 1 augustus 2005. De inschrijvingsperiode begint op 20 juni 2005 en eindigt op 22 juli 2005 om 17.00 uur (hierna: de Inschrijvingsperiode).

De Notes worden uitgegeven tegen een uitgifteprijs van 102% zijnde EUR 102 per Note. Potentiële kopers kunnen per Note van EUR 100 nominaal ("Nominale Waarde") inschrijven. Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

De Notes zijn niet rentedragend. Daar staat tegenover dat op de einddatum, zijnde 1 augustus 2011, elke Note recht geeft op een uitbetaling in euro's gelijk aan de Nominale Waarde vermeerderd met een bedrag ("Additionele Betaling") berekend volgens de formule zoals beschreven in de Schedule van de Definitieve Kenmerken.

De formule houdt in dat iedere 28ste van de maand (Averaging Dates), beginnende 1 maand na 28 juli 2005 ("Startdatum") en eindigend op 28 juli 2011, van 3 afzonderlijke modelportefeuilles een zogenaamd Eindrendement wordt berekend. Het Eindrendement van een afzonderlijke modelportefeuille op een bepaalde Averaging Date is gelijk aan het rekenkundig gemiddelde van de Resultaten van de modelportefeuille op de huidige Averaging Date en alle voorgaande Averaging Dates. Het Resultaat van een afzonderlijke modelportefeuille op een bepaalde Averaging Date is gelijk aan het gewogen gemiddelde rendement sinds Startdatum van de aandelen-, obligatie- en grondstoffenindex op de betreffende Averaging Date. Zodra het Eindrendement van een modelportefeuille hoger is dan eerder gerealiseerde Eindrendementen wordt dit Eindrendement vastgeklikt. Op de einddatum is de Additionele Betaling gelijk aan het hoogste vastgeklikte Eindrendement van de drie verschillende modelportefeuilles vermenigvuldigd met de Participatiegraad. De waarde van de Additionele Betaling is minimaal 0.

De indices en de bijbehorende gewichten per modelportefeuille worden omschreven in paragraaf 1 van het Schedule van deze Definitieve Kenmerken. Indien de 28ste van een bepaalde maand geen Index Business Day is zal de betreffende Averaging Date worden opgeschoven naar de eerstvolgende dag welke wel een Index Business Day is.

De uitbetaling op het einde van de looptijd zal nooit minder zijn dan de Nominale Waarde van EUR 100 per Note.

Potentiële investeerders worden erop gewezen dat de waarde van de Notes voor de aflosdatum -behalve in het geval van vervroegde aflossing- lager kan zijn dan EUR 100. De minimum aflossing van EUR 100 per Note geldt alleen op het einde van de looptijd of in het geval van vervroegde aflossing.

De looptijd van de Notes is 6 jaar. De einddatum zal 1 augustus 2011 zijn, indien de Notes niet vervroegd zijn afgelost.
Een aanvraag is gedaan om de Notes aan Eurolist bij Euronext Amsterdam te noteren.

Deze samenvatting van voornaamste kenmerken van de Notes is een beschrijving en vertaling van het volledig Engelstalige Prospectus en de Engelstalige Definitieve Kenmerken. Het Engelstalige Prospectus en de Engelstalige Definitieve Kenmerken zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Engelstalige Prospectus, de Engelstalige Definitieve Kenmerken en deze Nederlandstalige samenvatting zullen het Engelstalige Prospectus en de Engelstalige Definitieve Kenmerken doorslaggevend zijn.


SEC MAIL
PROCESSING
RECEIVED
AUG 12 2005
WASH., D.C.
213
SECTION

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1396A
TRANCHE NO: 1
£750,000,000 Floating Rate Notes 2005 due July 2010

Issue Price: 100.10 per cent.

Rabobank International
The Royal Bank of Scotland

The date of these Final Terms is 27 July 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1		Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1396A
	(ii)	Tranche Number:	1
3		Specified Currency or Currencies:	Pounds Sterling ("£")
4		Aggregate Nominal Amount:	
	(i)	Tranche:	£750,000,000
	(ii)	Series:	£750,000,000
5		Issue Price:	100.10 per cent. of the Aggregate Nominal Amount
6		Specified Denominations:	£1,000, £10,000 and £100,000
7	(i)	Issue Date:	29 July 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8		Maturity Date:	The Interest Payment Date falling in July 2010
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	Three month £LIBOR Floating Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) an Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	29 January, 29 April, 29 July and 29 October in each year, commencing on 29 October 2005 up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention
	(iii)	Business Day Convention:	Modified Following Business Day Convention.
	(iv)	Business Centre(s) (Condition 1(a)):	Not Applicable
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Each Interest Payment Date
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(a)):	
	–	Relevant Time:	11.00 a.m. London time
	–	Interest Determination Date:	The first day of each Interest Accrual Period.
	–	Primary Source for Floating Rate:	Relevant Screen Page
	–	Relevant Screen Page:	Telerate page 3750
	–	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable

	–	Relevant Financial Centre:	London
	–	Benchmark:	LIBOR
	–	Representative Amount:	Not Applicable
	–	Effective Date:	The first day of each Interest Accrual Period
	–	Specified Duration:	Three months
(ix)	ISDA Determination (Condition 1(a)):		
	–	Floating Rate Option:	Not Applicable
	–	Designated Maturity:	Not Applicable
	–	Reset Date:	Not Applicable
	–	ISDA Definitions: (*if different from those set out in the Conditions*)	Not Applicable
(x)	Margin(s):		Not Applicable
(xi)	Minimum Rate of Interest:		Not Applicable
(xii)	*Maximum Rate of Interest:*		Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):		Actual/365
(xiv)	Rate Multiplier:		Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable
22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	£1,000 per Note of £1,000 Specified Denomination, £10,000 per Note of £10,000 Specified Denomination and £100,000 per Note of £100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, *as set out in the Conditions*
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or	No

	Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR England
	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
	(iii)	Dealers' Commission:	Combined management, underwriting and selling commission of 0.10 per cent. of the Aggregate Nominal Amount of the Notes
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Additional selling restrictions:	Not Applicable
39		Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.450000, producing a sum of (for Notes not denominated in Euro):	Euro 1,087,500,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters:	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	Not Applicable
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Not Applicable
	(v) Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 29 July 2005.
(iii)	Estimate of total expenses related to admission to trading:	Euro 3,650

2 RATING

Rating: Not Applicable

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular.
(ii)	Estimated net proceeds	£750,000,000
(iii)	Estimated total expenses:	£750,000 (comprising Dealers' commission only)

6 HISTORIC INTEREST RATES

Details of historic LIBOR rates can be obtained from Telerate.

7 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0224785831
(ii)	Common Code:	022478583
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than	Not Applicable

Euroclear and Clearstream, Luxembourg and the relevant number(s):

(v) Delivery: Delivery against payment

(vi) The Agents appointed in respect of the Notes are: Deutsche Bank AG, London Branch
Deutsche Bank Luxembourg S.A.
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

Signed on behalf of the Issuer:



By: ______________________
Duly authorised



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1392A
TRANCHE NO: 1

ZAR 250,000,000 7.25 per cent. Notes 2005 due 28 January 2016

Issue Price: 96.01 per cent.

Deutsche Bank — **Rabobank International**

Fortis Bank — **RBC Capital Markets**

TD Securities — **UBS Investment Bank**

Credit Suisse First Boston — **Daiwa Securities SMBC Europe**

Westdeutsche Genossenschafts-Zentralbank eG

The date of these Final Terms is 26 July 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1392A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		South African Rand ("ZAR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	ZAR 250,000,000
	(ii)	Series:	ZAR 250,000,000
5		Issue Price:	96.01 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ZAR 1,000
7	(i)	Issue Date:	28 July 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 January 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		7.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	7.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	28 January in each year commencing on 28 January

			2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	ZAR 72.50 per ZAR 1,000 in nominal amount
	(iv)	Broken Amount:	ZAR 36.55 per ZAR 1,000 in nominal amount in respect of the period from and including the Issue Date to but excluding 28 January 2006.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	28 January in each year commencing on 28 January 2006 and ending on the Maturity Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		ZAR 1,000 per Note of ZAR 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default	As set out in the Conditions

		(Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET, Johannesburg
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer		Not Applicable

	to forfeit the Notes and interest due on late payment:	
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Coöperatieve Central Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Fortis Bank NV-SA** Montagne du Parc 3 B-1000 Brussels Belgium **Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **The Toronto-Dominion Bank**

Triton Court
14/18 Finsbury Square
London EC2A 1DB
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

Westdeutsche Genossenschafts-Zentralbank eG
Ludwig-Erhard-Allee 20
D - 40227 Düsseldorf
Germany

(ii)	Stabilising Manager (if any):	Deutsche Bank AG
(iii)	Dealers' Commission:	Combined management and underwriting commission of 0.325 per cent. and selling commission of 1.675 per cent., in each case of the Aggregate Nominal Amount of Notes.

37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Additional selling restrictions:	

United States:

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to us tax law requirements. Accordingly, Notes may not be offered, sold or delivered within the United States or

		to or for the account or benefit of U.S. persons. The Notes are not eligible for sale in accordance with Rule 144A under the Securities Act. TEFRA D Rules under the U.S. Internal Revenue Code of 1986 will apply; category 2 restrictions under Regulation S of the Securities Act will apply. Republic of South Africa Each Manager will be required to represent and agree that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with South African exchange control regulations, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.122363, producing a sum of (for Notes not denominated in Euro):	Euro 30,590,750
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters:	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	Not Applicable
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Not Applicable
	(v) Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of the Issuer

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 28 July 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,265

2 RATING

Rating:	The Notes have been rated Aaa by Moody's Investors Services, Inc (**"Moody's)** and AA+ by Fitch Ratings Ltd. Senior long-term Notes have been rated AAA by Standard and Poor's Rating Services (**"Standard & Poor's"**).

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	*As per "Use of Proceeds" in the Offering Circular.*
(ii)	Estimated net proceeds	ZAR 235,025,000
(iii)	Estimated total expenses:	ZAR 167,500

6 YIELD

(*Fixed Rate Notes Only*) Indication of yield:	7.8305 The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0224901099
(ii)	Common Code:	022490109
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch Deutsche Bank Luxembourg S.A. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

Signed on behalf of the Issuer:

By: S. J. [signature]

Duly authorised


RECEIVED
AUG 1 9 2005
213
PROCESSING
SECTION

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1399A
TRANCHE NO: 1

EUR 15,100,000 Callable Range Accrual Notes 2005 due 25 July 2008

Issue Price: 100 per cent

Rabobank International

The date of these Final Terms is 21 July 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1399A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 15,100,000
	(ii) Series:	EUR 15,100,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	25 July 2005
8	Maturity Date:	25 July 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 25 January to but excluding 25 April, from and including 25 April to but excluding 25 July, from and including 25 July to but excluding 25 October and from and including 25 October to but excluding 25 January in each year.
	(ii) Specified Interest Payment Dates:	The Specified Interest Payment Dates shall be payable quarterly in arrear, on 25 January, 25 April, 25 July and 25 October in each year, commencing on 25 October 2005 and ending on the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention

	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	As set out in Annex A
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Utrecht branch
	(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	As set out in Annex A
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	25 January and 25 July in each year, commencing on 25 January 2006 and ending on 25 January 2008, subject to adjustment in accordance with the Business Day Convention specified in Item 17(iii) above
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable

	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	The Notice Period shall be not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment."
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International Thames Court, One Queenhithe, London, EC4V 3RL If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International or Rabobank International Equity Derivatives, Rabobank International or Rabobank International Equity Derivatives (as the

case may be) will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International or Rabobank International Equity Derivatives to the subscriber and Rabobank International or Rabobank International Equity Derivatives receives funds from the subscriber on behalf of Rabobank Nederland.

38	Additional selling restrictions:	**Switzerland** No public offering may be made in Switzerland with respect to the Notes.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters:	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	No
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Rabobank Nederland
	(v) Amsterdam Paying Agent:	Coöperatieve Centrale Raifeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Eurolist
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 25 July 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,575 (which will be borne by the Dealer)

2 Ratings

Rating:	The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 Notification

The Dutch Authority for the Financial Market (Stichting Autoriteit Financiële Markten)has been requested to provide the with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	General corporate purposes
(ii)	Estimated net proceeds	EUR 15,100,000
(iii)	Estimated total expenses:	Not Applicable (see item 1 (iii) above)

6 Yield (*Fixed Rate Notes Only*) Indication of yield: Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Telerate Page 248.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0225145803
(ii)	Common Code:	022514580
(iii)	Fondscode:	15503
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Annex A

On each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formula:

I = 3.50 per cent. x X/Y

Where:

"X" means the number of Fixing Days on which EUR 3 Month EURIBOR is within the Range, provided that the EUR 3 Month EURIBOR as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Business Days of the relevant Interest Period.

"EUR 3 Month EURIBOR" means the rate for deposits in EUR for a period of 3 months as referred to as "EUR-EURIBOR-Telerate" in the 2000 ISDA Definitions. For the purposes of the definition of EUR-EURIBOR-Telerate, the Reset Date shall be each Fixing Day. If the EUR 3 month EURIBOR is not available, the Calculation Agent shall determine EUR 3 Month EURIBOR for such Fixing Date in accordance with the appropriate ISDA Definitions fall-back provisions of "EUR-EURIBOR-Telerate" as specified therein.

"Y" means the number of Fixing Days in the Observation Period.

"Interest Determination Date" means the day that is five Business Days prior to each Specified Interest Payment Date.

"Range" means:

For the period from and including 25 July 2005 to but excluding 25 July 2006:	0.00 per cent. (inclusive) – 2.50 per cent. (inclusive)
For the period from and including 25 July 2006 to but excluding 25 January 2007:	0.00 per cent. (inclusive) – 2.75 per cent. (inclusive)
For the period from and including 25 January 2007 to but excluding 25 July 2007:	0.00 per cent. (inclusive) – 3.00 per cent. (inclusive)
For the period from and including 25 July 2007 to but excluding 25 January 2008:	0.00 per cent. (inclusive) – 3.25 per cent. (inclusive)
For the period from and including 25 January 2008 to but excluding 25 July 2008:	0.00 per cent. (inclusive) – 3.50 per cent. (inclusive)

"Fixing Day" means each Business Day during the Observation Period.

"Observation Period" means the period from and including the first day of each Interest Period to and including the last day of each Interest Period.

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity

SERIES NO: 1388A
TRANCHE NO: 1
EUR 15,000,000 Callable Range Accrual Notes 2005 due 25 July 2008

Issue Price: 100.00 per cent

Dresdner Bank AG London Branch

The date of these Final Terms is 21 July 2005.

A05219212/0.3/24 Jun 2005

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1388A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 15,000,000
	(ii) Series:	EUR 15,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	Issue Date:	25 July 2005
8	Maturity Date:	25 July 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	Status of the Notes:	Senior

15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable Details of historic EURIBOR rates can be obtained from Telerate.

(i)	Interest Period(s):	From and including 25 January in one year to but excluding 25 July in the same year and from and including 25 July in one year to but excluding 25 January in the next year
(ii)	Specified Interest Payment Dates:	Interest will be payable semi-annually in arrear on 25 January and 25 July in each year, commencing on 25 January 2006 up to and including the Maturity Date.
(iii)	Business Day Convention:	Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	TARGET

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rates of Interest will be determined on the Interest Determination Date (as specified at item (viii)) as follows: For the period from and including Issue Date to but excluding 25 July 2006: 2.75 per cent. * (n/N) For the period from and including 25 July 2006 to but excluding 25 July 2007: 3.00 per cent. * (n/N) For the period from and including 25 July 2007 to but excluding 25 July 2008: 3.25 per cent. * (n/N) whereas "**n**" means the number of calendar days in the respective Interest Period where the Reference Rate (as specified in item (viii)) is above 0.00 per cent. and below the Barrier. The Reference Rate for a day which is not a Business Day will be based on the rate which is applicable for the immediately preceeding day which is a Business Day. The Reference Rate for the period after the Rate Cut-Off Date up to the relevant Interest Payment Date will be based on the rate which is applicable for the Rate Cut-Off Date. "**N**" means the actual number of calendar days in the respective Interest Period "**Barrier**" means: for the period from and including Issue Date to but excluding 25 July 2006: 2.75 per cent. For the period from and including 25 July 2006 to but excluding 25 July 2007: 3.00 per cent. For the period from and including 25 July 2007 to but excluding 25 July 2008: 3.25 per cent. "**Rate Cut-Off Date**" means five (5) TARGET Business Days prior to each Interest Payment Date.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable

	(viii)	Screen Rate Determination (Condition 1(a)):	
		– Relevant Time:	11 am Brussels time
		– Interest Determination Date:	Five TARGET Business Days for EUR prior to each Interest Payment Date
		– Primary Source for Floating Rate:	Reuters
		– Relevant Screen Page:	EURIBOR01
		– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
		– Relevant Financial Centre:	TARGET
		– Reference Rate:	12-month EURIBOR
		– Representative Amount:	Not Applicable
		– Effective Date:	Not Applicable
		– Specified Duration:	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30E/360 – unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable

	(i)	Optional Redemption Date(s):	On 25 January and 25 July in each year commencing on 25 January 2006 and ending on 25 January 2008.
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 50,000 per Note of EUR 50,000 specified denomination
	(iii)	If redeemable in part:	
		Minimum nominal amount to be redeemed:	Not Applicable
		Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	5 Business Days prior to the relevant Optional Early Redemption Date
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	5 Target Business Days prior to the relevant Optional Early Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 50,000 per Note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as per Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable

	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Dresdner Bank AG London Branch, Riverbank House, 2 Swan Lane, London EC4R 3UX, United Kingdom
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes:	EUR 15,000,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading with effect from 25 July 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,345.--

2 Ratings

Rating: Not Applicable

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue/offer

Not Applicable

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes Only)* Not Applicable

Indication of yield:

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Telerate.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS 022 476 149 3
(ii)	Common Code:	22 476 149
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

(i)	The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable


RECEIVED
AUG 1 2 2005
213
SECTION
PROCESSING

Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1383A
TRANCHE NO: 1

EUR 50,000,000 Equity Linked Notes due July 2013 (the "Notes")

Issue Price: 100 per cent

CALYON
a limited liability company incorporated in France as a société anonyme

The date of this Supplement is July 21, 2005.

A05219212/0.3/24 Jun 2005

SUPPLEMENT TO THE OFFERING CIRCULAR

This supplement provides for an issue of Equity Linked Notes.
Description of the Risks related to Equity Linked Notes. The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). Potential investors should be aware that:

1. the market price of such Notes may be volatile;

2. they may receive no interest;

3. payment of principal or interest may occur at a different time or in a different currency than expected;

4. a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

5. if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

6. the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Potential investors should be aware they may lose part of their investment, however, only in the case of extraordinary events due to which Early Redemption of the Notes would occur. These events are specifically described under sections 2 and 3 of Annex C.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes a supplement to the Offering Circular for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circular. The Notes will be issued on the terms of this Supplement read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in this Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1383A
	(ii)	Tranche Number:	1

3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 50,000,000
	(ii) Series:	EUR 50,000,000
5	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	Issue Date:	July 25, 2005
8	Maturity Date:	July 25, 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Equity Linked Interest, as set out below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	
	(i) Underlying Security/Formula:	See Part C - Annex below
	(ii) Calculation Agent responsible for calculating the interest due:	CALYON, 9 quai du Président Paul Doumer, 92920 Paris La Défense Cedex, Paris, France

(iii) Basket: As of the Issue Date, the Basket is composed of the Underlying Securities$_{(k)}$.

For the purpose of this Supplement, such Underlying Securities$_{(k)}$ shall be the ordinary shares (the "**Share(s)$_{(k)}$**") issued by the Company as specified in the table below and further described in Part D – Description of the Shares below :

Shares	Company	Exchange	Related Exchange	ISIN
Share$_{(1)}$	Aegon N.V.	Euronext Amsterdam	Euronext Liffe Amsterdam Derivatives	NL0000301760
Share$_{(2)}$	Ahold	Euronext Amsterdam	Euronext Liffe Amsterdam Derivatives	NL0000331817
Share$_{(3)}$	Alcatel SA	Euronext Paris	MONEP SA	FR0000130007
Share$_{(4)}$	Allianz AG	Xetra Systems	EUREX	DE0008404005
Share$_{(5)}$	BASF AG	Xetra Systems	EUREX	DE0005151005
Share$_{(6)}$	Bayer AG	Xetra Systems	EUREX	DE0005752000
Share$_{(7)}$	BP plc	London Stock Exchange	LIFFE	GB0007980591
Share$_{(8)}$	Carrefour	Euronext Paris	MONEP SA	FR0000120172
Share$_{(9)}$	Daimler Chrysler AG	Xetra Systems	EUREX	DE0007100000
Share$_{(10)}$	Groupe Danone	Euronext Paris	MONEP SA	FR0000120644
Share$_{(11)}$	Diageo	London Stock Exchange	LIFFE	GB0002374006
Share$_{(12)}$	E.On AG	Xetra Systems	EUREX	DE0007614406
Share$_{(13)}$	Endesa	Madrid Stock Exchange	Madrid Stock Exchange	ES0130670112
Share$_{(14)}$	ENEL	Borsa Italiana	IDEM	IT0003128367
Share$_{(15)}$	France Telecom SA	Euronext Paris	MONEP SA	FR0000133308
Share$_{(16)}$	HBOS Plc	London Stock Exchange	LIFFE	GB0030587504
Share$_{(17)}$	Repsol YPF SA	Madrid Stock Exchange	Madrid Stock Exchange	ES0173516115
Share$_{(18)}$	RWE	Xetra Systems	EUREX	DE0007037129
Share$_{(19)}$	Tesco plc	London Stock Exchange	LIFFE	GB0008847096
Share$_{(20)}$	Vodaphone Group plc	London Stock Exchange	LIFFE	GB0007192106

(iv)	Equity Valuation $Date_{(i)}$:	Equity Valuation $Date_{(1)}$: July 6, 2006 Equity Valuation $Date_{(2)}$: July 6, 2007 Equity Valuation $Date_{(3)}$: July 7, 2008 Equity Valuation $Date_{(4)}$: July 6, 2009 Equity Valuation $Date_{(5)}$: July 6, 2010 Equity Valuation $Date_{(6)}$: July 6, 2011 Equity Valuation $Date_{(7)}$: July 6, 2012 Equity Valuation $Date_{(8)}$: July 8, 2013
(v)	Valuation Time:	Not Applicable
(vi)	Settlement Date:	Not Applicable
(vii)	Company:	See table under item 20(iii) above
(viii)	Clearing System:	Not Applicable
(ix)	Provisions for determining Coupon where calculation by reference to Underlying Security and/or Formula is impossible or impracticable:	See Part C- Annex below
(x)	Interest Period(s):	Not Applicable
(xi)	Specified Interest Payment $Date_{(i)}$:	Specified Interest Payment $Date_{(1)}$: July 25, 2006 Specified Interest Payment $Date_{(2)}$: July 25, 2007 Specified Interest Payment $Date_{(3)}$: July 25, 2008 Specified Interest Payment $Date_{(4)}$: July 25, 2009 Specified Interest Payment $Date_{(5)}$: July 25, 2010 Specified Interest Payment $Date_{(6)}$: July 25, 2011 Specified Interest Payment $Date_{(7)}$: July 25, 2012 Specified Interest Payment $Date_{(8)}$: July 25, 2013
(xii)	Business Day Convention:	Following Business Day Convention
(xiii)	Business Centre(s) (Condition 1(a)):	Target
(xiv)	Minimum Rate of Interest:	Nil
(xv)	Maximum Rate of Interest:	Not Applicable
(xvi)	Day Count Fraction (Condition 1(a)):	Not Applicable
(xvii)	Such other additional terms or provisions as may be required:	See Part C –Annex below
(xviii)	Description of formula to be used to determine interest on the Redemption Amount:	Not Applicable

	(xix)	Exchange:	See table under item 20(iii) above
	(xx)	Related Exchange:	See table under item 20(iii) above
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	See Part C – Annex below
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	See Part C – Annex below

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:[8]		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing

			system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not applicable
37	If non-syndicated, name and address of Dealer:		CALYON 9, quai du Président Paul Doumer- 92920 Paris-la- Défense Cedex, France
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms/Supplement comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms/Supplement. Information on the underlying has been extracted from the Bloomberg Database. The Issuer confirms that such information has

been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from July 25, 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 500

2 Ratings

Rating: Not applicable

3 Notification

The Netherlands Authority for the Financial Markets has provided its equivalent competent authority in Luxembourg, the *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular and this Supplement has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds from the issue of Notes will be used by the Issuer in connection with its banking business.
(ii)	Estimated net proceeds	EUR 50,000,000
(iii)	Estimated total expenses:	EUR 5,000

6 OPERATIONAL INFORMATION

ISIN Code:	XS0224971621
Common Code:	22497162
Fondscode:	Not Applicable
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
Delivery:	Delivery against payment

Names and addresses of additional or other Paying Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By:
Duly authorised



FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ***(*****Rabobank International Equity Derivatives*****)***
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1377A
TRANCHE NO: 1

Fixed to Floating Rate Callable Notes due July 2015 (the "Notes")

Issue Price: 100.00 per cent

BNP PARIBAS

The date of these Final Terms is 13 July 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1377A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 110,000,000
	(ii)	Series:	EUR 110,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 10,000
7	Issue Date:		15 July 2005
8	Maturity Date:		15 July 2015, subject to Early Redemption
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		6.00 per cent. Fixed Rate changing into Floating Rate thereafter
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Fixed Rate until 15 July 2006 and Floating Rate thereafter
13	Put/Call Options:		Call
14	Status of the Notes:		Senior
15	*Method of distribution:*		*Non-syndicated*

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable from and including 15 July 2005 to but excluding 15 July 2006
	(i)	Rate of Interest:	6.00 per cent. per annum payable quarterly in arrear
	(ii)	Interest Payment Date(s):	15 October 2005, 15 January 2006, 15 April 2006 and 15 July 2006.
	(iii)	Fixed Coupon Amount(s):	EUR 150 per EUR 10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30 / 360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Applicable from and including 15 July 2006 to but excluding the Maturity Date
	(i)	Interest Period(s):	Quarterly The first Interest Period will run from and including 15 July 2006 to but excluding 15 October 2006 Subsequent interest periods will run from and including each Interest Payment Date to but excluding the subsequent Interest Payment Date
	(ii)	Specified Interest Payment Dates:	15 January, 15 April, 15 July and 15 October of each year from and including 15 October 2006 to and including 15 July 2015
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination: Rate Multiplier * Previous Rate of Interest - 3 month EURIBOR where "**Previous Rate of Interest**" means the per annum Rate of Interest for the Interest Period immediately prior to the relevant Interest Period. For the avoidance of doubt, the Previous Rate of Interest for the Interest Period commencing in July 2006 shall be 6.00 per cent. per annum; and where

"**Rate Multiplier**" means:

Interest Periods:	**Rate Multiplier:**
From and including the Interest Period commencing in July 2006 to and including the Interest Period commencing in April 2007:	1.40
From and including the Interest Period commencing in July 2007 to and including the Interest Period commencing in April 2008:	1.50
From and including the Interest Period commencing in July 2008 to and including the Interest Period commencing in April 2009:	1.60
From and including the Interest Period commencing in July 2009 to and including the Interest Period commencing in April 2010:	1.70
From and including the Interest Period commencing in July 2010 to and including the Interest Period commencing in April 2011:	1.80
From and including the Interest Period commencing in July 2011 to and including the Interest Period commencing in April 2012:	1.90
From and including the Interest Period commencing in July 2012 to and including the Interest Period commencing in April 2013:	2.00
From and including the Interest Period commencing in July 2013 to and including the Interest Period commencing in April 2014:	2.00
From and including the Interest Period commencing in July 2014 to and including the Interest Period commencing in April 2015:	2.00

(vi) Interest Period Date(s): Not Applicable

(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent): BNP Paribas (the "Calculation Agent")

(viii) Screen Rate Determination (Condition 1(a)):

- Relevant Time: 11.00 a.m., Brussels time
- Interest Determination Date: Two TARGET Business Days prior to the relevant Interest Payment Date
- Primary Source for Floating Rate: Relevant Screen Page
- Relevant Screen Page: Reuters page 'EURIBOR01'
- Reference Banks (if Primary Source is "Reference Banks"): Not Applicable
- Relevant Financial Centre: TARGET
- Benchmark: EURIBOR
- Representative Amount: Not Applicable

	– Effective Date:	Not Applicable
	– Specified Duration:	3 months
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	10.00 per cent. per annum
(xiii)	Day Count Fraction (Condition 1(a)):	30 / 360 (unadjusted)
(xiv)	Rate Multiplier:	See Item 18(v)
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The Interest Payment Dates falling in January and July of each year from and including July 2006 to and including January 2015
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 10,000 per note of EUR 10,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	No fewer than five TARGET and London Business Days *prior to each Optional* Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 10,000 per note of EUR 10,000 specified denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	Applicable
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	None
37	If non-syndicated, name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA
38	*Additional selling restrictions:*	Not Applicable
39	Subscription Period	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,400

2 RATINGS

Rating: Not Applicable

3 NOTIFICATION

The Autoriteit Financiële Markten, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds from the issue of Notes will be used by the Issuer in connection with its banking business.
(ii)	Estimated net proceeds	EUR 110,000,000
(iii)	Estimated total expenses:	EUR 5,400 in listing expenses.

6 YIELD (*Fixed Rate Notes Only*)
Indication of yield:

The Notes shall bear interest of 6.00 per cent. per annum from and including the Issue Date to but excluding 15 July 2006.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Reuters.

8 OPERATIONAL INFORMATION

ISIN Code:	XS0222800400
Common Code:	22280040
Fondscode:	Not Applicable
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional or other Paying Agents appointed in respect of the Notes are:	Not Applicable

Supplement dated 8th July, 2005

SUPPLEMENT

RABOBANK NEDERLAND

Issue of EUR 200,000,000 Robeco Diversified Income Bond Jul 05/15 (EUR) (the "Notes") under the Euro 7,000,000,000 Principal Protected Medium Term Note Programme

This Supplement contains provisions relating to the Notes to be issued by Rabobank Nederland. The return of principal and interest on the Notes is partly linked to the Class XV Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 8th July, 2005 (together, the "**Class XV Offering Memorandum**"), a copy of which is attached as Annex 2. The Class XV Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC are in turn linked to the Class F Ordinary Shares to be issued by Robeco Multi Market SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Amended and Restated Supplemental Offering Memorandum dated 8th July, 2005 (together, the "**Class F Offering Memorandum**"), a copy of which is attached in Annex 3. Noteholders are deemed to be fully aware of the contents thereof.

PART A – CONTRACTUAL TERMS

Unless the context otherwise requires, terms and expressions used herein or in the Conditions (as defined below) and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class XV Offering Memorandum or in the Class F Offering Memorandum, as applicable. The Class XV Offering Memorandum and the Class F Offering Memorandum are attached hereto for information purposes only. The attachment of the Class XV Offering Memorandum and the Class F Offering Memorandum does not constitute an offer or an invitation by, or on behalf of the Issuer, Robeco Multi Market Reference Entity SPC, Robeco Multi Market SPC or any other entity mentioned herein to subscribe for or purchase any of the shares of Robeco Multi Market Reference Entity SPC or Robeco Multi Market SPC.

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The Issuer and the Dealer reserve the right to reduce or extend the subscription period as specified herein, to withdraw the offering or to reduce or increase the Aggregate Nominal Amount of Notes offered hereby. Any such event shall be announced by the Issuer in the Euronext Amsterdam Daily Official List and in a daily newspaper, which is expected to be Het Financieele Dagblad.

The Dealer reserves the right to allocate the Notes systematically.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 1st July, 2005 (the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC)(the "**Prospectus Directive**"). This document constitutes the Supplement of the Notes the Notes described herein for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circular. The Offering Circular is available for viewing at Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl and copies may be obtained from Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands. This Supplement available for viewing at Robeco Alternative Investments, Coolsingel 120, NL 3011 AG Rotterdam, The Netherlands and www.robeco.nl or www.robeco.com/alternatives and a paper copy may be obtained on request by investors from Robeco Alternative Investments by telephone (+31 10 224 7136) or email (rai@robeco.nl).
An English and a Dutch language summary of the principal terms of the Notes are contained in Annex 1.

This Supplement, together with (i) the Appendix, (ii) Annex 1, (iii) Annex 2, (iv) Annex 3 and (v) the Offering Circular, form the prospectus of the Notes (the "**Prospectus**") within the meaning of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the date of issue of the Notes.

STRUCTURED NOTES ARE SOPHISTICATED INSTRUMENTS WHICH CAN INVOLVE A HIGH DEGREE OF RISK AND ARE INTENDED FOR SALE ONLY TO THOSE INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH INSTRUMENTS.

POTENTIAL PURCHASERS OF THE NOTES SHOULD BE AWARE THAT THE REDEMPTION AMOUNT OF THE NOTES AT MATURITY IS LINKED TO THE VALUE OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED AT LESS THAN PAR.

POTENTIAL PURCHASERS OF THE NOTES SHOULD ALSO BE AWARE THAT HOLDERS OF THE NOTES WILL BE EXPOSED TO INTEREST RATE RISK.

ALTHOUGH THE INTEREST RATE HEDGE TRANSACTIONS ENTERED INTO BY ROBECO MULTI MARKET REFRERENCE ENTITY SPC (FOR THE ACCOUNT OF SEGREGATED PORTFOLIO SERIES XV) ARE INTENDED TO REDUCE SUCH RISK, THERE IS NO ASSURANCE THAT ALL INTEREST RATE RISK WILL BE ELIMINATED.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

SUBJECT TO ALL RELEVANT APPROVALS HAVING BEEN OBTAINED, THE NOTES WILL BE OFFERED AND SOLD TO THE PUBLIC IN THE NETHERLANDS AND BELGIUM.

1.	Issuer:		Rabobank Nederland
2.	(i)	Series Number:	38
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	— Tranche:		EUR 200,000,000
	— Series:		EUR 200,000,000
5.	Issue Price of Tranche:		100 per cent.
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	14th July, 2005
	(ii)	Interest Commencement Date:	Not Applicable
8.	Maturity Date:		15th July, 2015, subject to paragraph 4 of the

Appendix

9.	Interest Basis:	See part 16 (below) and the Appendix hereto
10.	Redemption/Payment Basis:	See Appendix
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Call Option: (Condition 4(c))	Not Applicable
13.	(a) Status of the Notes:	Senior
	(b) Date Board approval for issuance of Notes obtained:	See paragraph 2 in the "*General Information*" section in the Offering Circular
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions: (Condition 3(a))	Not Applicable
16.	Floating Rate Note Provisions (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

17.	Zero Coupon Note Provisions: (Condition 4(e)(iv))	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

18.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

19.	Equity Linked Note Provisions: (Condition 5)	Applicable, subject to the Appendix
	(i) Underlying Securities and/or formula to be used to determine principal and/or interest or the Equity Linked Securities	See Appendix

	Amount:	
(ii)	Equity Linked Securities Amount:	Not Applicable
(iii)	Provisions where calculation by reference to the Underlying Securities and/or formula is impossible or impracticable:	See Appendix
(iv)	Equity Valuation Date(s):	Not Applicable
(v)	Valuation Time:	Not Applicable
(vi)	Stock Exchange/Related Exchange:	Not Applicable
(vii)	Details of any other relevant terms, any stock exchange requirements/tax considerations:	Not Applicable
(viii)	Method of calculating Early Redemption Amount (if for reasons other than following a redemption for tax reasons or an Event of Default):	See Appendix
(ix)	Such other additional terms or provisions as may be required:	See Appendix

PROVISIONS RELATING TO INDEX LINKED NOTES

20.	Index Linked Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call: (Condition 4(c))	Not Applicable
22.	Issuer's option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable
23.	Final Redemption Amount of each Note: (Condition 4(a))	See Appendix
24.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 4(e)):	See Appendix

25.	Price Information and Purchase Offer:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Domestic Note: (if domestic Note, there will be no gross-up for withholding tax): (Condition 8)	No
27.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note
28.	Additional Financial Centre(s) or other special provisions relating to Payment Day: (Condition 7(e))	Not Applicable
29.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: (Conditions 3(d) and 4(g))	Not Applicable
31.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
32.	Redenomination applicable:	No
33.	Calculation Agent:	Robeco Institutional Asset Management B.V.
34.	Other final terms:	See Appendix

DISTRIBUTION

35.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager (if any):	Not Applicable
36.	If non-syndicated, name and address of relevant Dealer:	Robeco Direct N.V., Coolsingel 120, Rotterdam, The Netherlands.
37.	Total commission and concession:	Approximately 0.60 per cent. of the Aggregate Nominal Amount.
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
39.	Additional selling restrictions:	This Supplement is neither an offer to sell nor a solicitation to purchase Notes in any jurisdiction in which such offer or solicitation is restricted or unlawful.

France

The Issuer and the Dealer have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, the Notes to the public in the Republic of France (*appel public à l'épargne*) and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France this Supplement, the Offering Circular, the Class XV Offering Memorandum, the Class F Offering Memorandum or any other offering material relating to the Notes and that such offers, sales and distributions have been and will only be made in the Republic of France to qualified investors (*investisseurs qualifiés*) acting for their account, all as defined in, and in accordance with, articles L.411-1 and L.411-2 of the French *Code Monétaire et Financier* and their implementing décret.

This Supplement, the Offering Circular, the Class XV Offering Memorandum, the Class F Offering Memorandum or any other offering material relating to the Notes have not been submitted for clearance to the *Autorité des Marchés financiers*.

Persons into whose possession offering material comes must inform themselves about and observe any such restrictions. None of the Supplement,

the Offering Circular, the Class XV Offering Memorandum nor the Class F Offering Memorandum constitute, and such documents may not be used for or in connection with, an offer to any person to whom it is unlawful to make such an offer or a solicitation by anyone not authorised so to act.

Luxembourg -

In relation to the Grand Duchy of Luxembourg (**Luxembourg**), which will implement the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading (the **Prospectus Directive**) in the course of July 2005 (the **Relevant Implementation Date**) by the adoption of the Luxembourg bill n° 5444 (the **Bill**), the Dealer has represented and agreed and each further dealer appointed under the Principal Protected Medium Term Note Programme will be required to represent and agree that with effect from and including the Relevant Implementation Date, it has not made and will not make an offer of the Notes to the public in Luxembourg, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Notes to the public in Luxembourg::

(a) in the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the *Commission de surveillance du secteur financier* (the **CSSF**), as competent authority in Luxembourg or, where appropriate, approved in another Member State of the European Economic Area which has implemented the Prospectus Directive and notified to the CSSF, all in accordance with the Prospectus Directive and ending on the date which is twelve months after the date of such publication;

(b) at any time, to legal entities which are authorised or regulated to operate in the financial markets (including, credit institutions, investment firms, other authorised or regulated financial institutions, insurance companies, undertakings for collective investment and their management companies, pension and retirement funds and their management companies, commodity dealers as well as entities not so

authorised or regulated whose corporate purpose is solely to invest in securities);

(c) at any time, to national and regional governments, central banks, international and supranational institutions (such as the International Monetary Fund, the European Central Bank, the European Investment Bank and other similar international organisations);

(d) at any time, to any legal entities which have two or more of (i) an average number of employees during the financial year of at least 250, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in their last annual or consolidated accounts;

(e) at any time, to certain natural persons or small and medium-sized enterprises (as defined in the Bill) recorded in the register of natural persons and small or medium-sized enterprises considered as qualified investors as held by the CSSF; and

(f) at any time, in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of the Notes to the public" in relation to any Notes in Luxembourg means the communication in any form by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe to these Notes, as the same may be varied in Luxembourg by any measure implementing the Prospectus Directive in Luxembourg.

Spain

The Notes may not be offered, sold or distributed in the Kingdom of Spain by any means of a public offer as defined and construed by Spanish law but may be offered, sold or distributed in the Kingdom of Spain in accordance with the requirements of the Spanish Securities Market Law of 28th July, 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores) as amended by virtue of Royal Decree Law 5/2005, of 11 March, Royal Decree 291/1992 on Issues and Public Offerings for the Sale of Securities ("Real

Decreto 291/1992, de 27 de marzo, sobre Emisiones y Ofertas Públicas de Venta de Valores") as amended and restated, the decrees and regulations made thereunder, and any other applicable law and rules including EU regulations and other rules.

Switzerland

Neither the Swiss Federal Banking Commission nor any other governmental authority in Switzerland has passed upon or approved the terms or merits of this Pricing Supplement or the interests described herein, in particular, the Notes have not been authorised by the Swiss Federal Banking Commission as a foreign investment fund under article 45 of the Swiss Federal Investment Fund Act of March 18, 1994 and may not meet the requirements for such authorisation. Accordingly, the Notes offered hereby may not be offered or distributed in or from Switzerland and neither this Pricing Supplement nor any other related offering material may be issued in connection with any such offer or distribution in or from Switzerland on a commercial basis, i.e. on a public promotion basis (as such terms are defined and with the exceptions allowed from time to time under the applicable guidelines of the Swiss Federal Banking Commission).

LISTING AND ADMISSION TO TRADING APPLICATION

This Supplement comprises the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 7,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Supplement. The information regarding Robeco Multi Market Reference Entity SPC, Robeco Multi Market SPC, the Class XV Ordinary Shares, the Class F Ordinary Shares, Segregated Portfolio Series XV and Segregated Portfolio F has been extracted from the Class XV Offering Memorandum and the Class F Offering Memorandum. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Robeco Multi Market Reference Entity SPC and Robeco Multi Market SPC, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By: ________________________________

Duly authorised


Rabobank



Latest News

08 July 2005

SEKERBANK BECOMES PART OF TRIPLE-A RATED RABOBANK GROUP

Sekerbank will become part of the AAA-rated Dutch Rabobank Group. This was agreed between Sekerbank T.A.S. Personeli Munzam Sosyal Güvenlik ve Yardimlasma Sandigi Vakfi (the Supplementary Pension Fund (SPF), majority owner of Sekerbank), Sekerbank T.A.S. and Rabobank. Rabobank will acquire a majority stake in Sekerbank and will furnish ample capital to finance the future growth of the bank. SPF will sell 36.5% of the shares to Rabobank, followed by a tender offer by Rabobank which will lead it to own at least 51% of Sekerbank. The purchase price for 100% of Sekerbank has been set at TLY 340,10 million, corresponding to a share price of TLY 2.72

With Rabobank Sekerbank will be linked to a really committed strategic investor – committed to the bank, its customers and its employees, and the country - with the best reputation. Their goal is to strengthen Sekerbank's market position, by Rabobank bringing its reputation, injecting new capital and offering its expertise. Sekerbank will have a particular focus on retail business, mortgage lending, SME's and an affinity with the local food&agribusiness sector.

The SPF views Rabobank's participation as the best guarantee for the long term continuity of the bank and of the pensions for its members. The excellent credit quality of Rabobank (a triple A rating from the rating institutions) and its preparedness and ability to supply all the capital needed for the future growth of the bank will guarantee the long-term trust in and stability of the bank for its clients, its employees and its pensioneers. "We want to be perceived by our clients as the safest bank for their deposits and salary accounts and the most trusted bank to handle their financial transactions and to build their relationship with", says Dr. Hasan B. Göktan, Chairman and General Manager of Sekerbank. "With the help of Rabobank we will be able to develop a much stronger position in the market and better product offerings and service to our clients".

Sekerbank fits very well in Rabobank's "International Country Banking" strategy. "We are developing bank

Contact inforn

Press Relation

PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.

partnerships in a selected number of fast growing Central- and South Eeastern European countries (a. o. Poland and Turkey). Our aim is to develop local community banks which operate close to their clients (consumers, SME's and farmers), with a particular focus on the non-metropolitan areas. Sekerbank – with its 130 branches outside Istanbul and Ankara – offers an excellent starting base for our strategy", says Mr. Harry de Roo, member of the Managing Board of Rabobank International. "We will support the bank to improve its credit management and product offerings, so that it will be able to service its clients well during the whole of their personal or business life cycle: deposits, salary payment accounts, residential mortgages, asset management, insurance (consumers), lines of credit, leases, instalment loans, etc (SMEs and farmers). Moreover, Rabobank and Sekerbank will prepare steps and cooperate together to better service the large Turkish population living in the Netherlands."

About Sekerbank

The Turkish bank Sekerbank, the Bank of the Sugar Beet Cooperatives, was established in 1953. In its early days, the bank's primary role was to act as intermediary between the government and the domestic sugar beet sector (farmers and factories), making payments and providing cash advances. It also invested in companies that supplied services to the industry such as those processing the crop, producing farm machinery and related activities. Sekerbank has traditionally been a lender to corporate and commercial clients. Recently, Sekerbank has started a transformation process concentrating its efforts more on developing its retail and commercial business through new products and automated services.

As one of the most established banking brands in Turkey with its deep rooted past, Sekerbank has a staff of 3328, a network of 201 branches, of which 43 in Istanbul, 28 in Ankara and the remaining 130 distributed throughout the country's 60 provinces. It is the third largest among the privately owned banks in terms of geographic coverage. There are 207 cash dispensers, 210,000 credit cards, 530,000 retail customers and over 90,000 Small and Medium sized Enterprises (SME) clients. It ranks 10th in size among privately owned Turkish banks with market shares in loans and deposits of around 1-2%.

About the Rabobank Group

The Rabobank Group is the world's most creditworthy privately owned financial institution and rated with a triple-A rating. The Rabobank Group is the largest financial service provider in the Dutch market, with domestic market shares ranging between 25-40%. It is a leading residential mortgage lender, the biggest internet bank in Europe (calculated as the total number of bank transactions through the internet) and the leading bank for the food&agribusiness sector worldwide.

Owing to its co-operative foundation, the Rabobank Group's primary drive is to act in its clients' interest. Its core objective is to create and increase customer value. It has over nine million private and business customers and is market leader in the Netherlands in virtually

every area of financial services. The Rabobank Group consists of around 300 independent local Rabobanks in the Netherlands, all of them co-operatives with a combined total of 1.5 million members. The Rabobank Group also encompasses internationally well known specialised entities such as Rabobank International (corporate banking, investment banking and international retail banking), De Lage Landen (leasing and vendor finance), Gilde Investment (venture capital), Interpolis (insurance) and Robeco (asset management). Its international network encompasses 236 offices in 34 countries. Since 1996 Rabobank International has a presence in Turkey, specialised on wholesale banking to prime companies in Food and Agriculture.

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Press Release



12 July 2005

RABOBANK GROUP APPLIES IFRS ON AN INTEGRAL BASIS AS OF 1 JANUARY 2004: LIMITED INFLUENCE ON FIGURES[1]

- **Reserves at year-end 2004: EUR 19.6 billion**
- **Net profit in 2004: EUR 1,551 million**
- **Tier 1 ratio at year-end 2004: 10.8**

Results 2004

(amounts in millions of euros)	IFRS	Dutch GAAP	Difference
Interest income	6,722	6,249	473
Income from securities and participating interests	371	482	(111)
Commission income	2,361	2,112	249
Results on financial transactions	371	312	59
Other income	403	900	(497)
Total income	**10,228**	**10,055**	**173**
Staff costs	4,285	4,029	256
Other administrative expenses	2,513	2,335	178
Depreciation	293	368	(75)
Operating expenses	**7,091**	**6,732**	**359**
Value adjustments	480	514	(34)
Operating profit before taxation	**2,657**	**2,809**	**(152)**
Taxation on operating profit	942	957	(15)
Third-party interests	164	316	(152)
Net profit	**1,551**	**1,536**	**15**

Net profit calculated in accordance with IFRS accounting principles amounted to EUR 1,551 million in 2004. This is EUR 15 million higher than the net profit calculated in accordance with the former accounting principles (Rabobank Accounting Principles, Dutch GAAP). Although the change in the net profit was limited, the composition of the results did change, however. The most important changes to the profit and loss account are explained below:

- Interest income under IFRS is EUR 473 million higher than under Dutch GAAP. Most of the difference is attributable to reclassifications. In addition, interest income was reduced due to the fact that swap results on the investment portfolio are no longer amortised. In accordance with IFRS, these results are taken direct to the profit and loss account.
- A number of interests are no longer consolidated under IFRS, which resulted in lower income and lower third-party interests.
- The interests in the Gilde funds and the majority participating interests of these funds are consolidated under IFRS. This caused income to rise by EUR 279 million and operating expenses to increase by EUR 259 million. This did not have any effect on profit, however.

[1] The IFRS figures are unaudited.

Rabobank Nederland

Communications, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax +31 (0)30 216 19 16,

www.rabobankgroep.nl

Reserves

On 1 January 2004, the date of the transition to the new accounting standards, the reserves totalled EUR 16.2 billion under IFRS, compared with 15.2 billion under Dutch GAAP. The difference can be accounted for as follows:

(amounts in billions of euros)		
Reserves at 1/1/2004 under Dutch GAAP		**15.2**
Addition of the fund for general banking risks to reserves	1.7	
Adjustment valuation derivatives	(0.9)	
Adjustment valuation buildings	(0.3)	
Adjustment valuation interest-bearing securities	0.4	
Realised results from sale of part of the investment portfolio	0.2	
Taxation effects	0.1	
Adjustment to provision for doubtful debts	(0.1)	
Adjustment to provision for pensions and healthcare	(0.2)	
Other adjustments	0.1	
		1.0
Reserves at 1/1/2004 under IFRS		**16.2**

By year-end 2004, the reserves under IFRS had risen to EUR 19.6 billion.

Balance sheet and solvency

(amounts in millions of euros) year-end 2004	IFRS	Dutch GAAP	Difference
Assets			
Cash	7,269	7,204	65
Banks	41,050	40,588	462
Lending	274,925	276,170	(1,245)
Financial assets	115,670	111,189	4,481
Derivatives	32,035	0	32,035
Other assets	12,753	39,938	(27,185)
Total assets	**483,702**	**475,089**	**8,613**
Liabilities			
Banks	96,444	96,266	178
Funds entrusted	177,482	192,123	(14,641)
Derivatives and other trading liabilities	39,171	0	39,171
Trading liabilities	7,090	0	7,090
Debt securities	109,460	92,578	16,882
Other liabilities, accruals and deferred income	7,854	46,761	(38,907)
Provisions	21,248	20,752	496
Group equity	24,953	26,609	(1,656)
Total liabilities	**483,702**	**475,089**	**8,613**

In comparison with Dutch GAAP, total assets are 2% higher at EUR 483 billion. The increase is primarily due to the fact that under IFRS all derivative positions must be stated in the balance sheet at market value, while under Dutch GAAP this only applies to trading positions. The Tier 1 ratio amounts to 10.8 under IFRS, compared with 11.4 under Dutch GAAP. The ratio is lower under IFRS owing to a reduced amount of Tier 1 capital, primarily the result of the adjustments to derivatives (see Reserves).

Rabobank Nederland

Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

DOMESTIC RETAIL BANKING

(amounts in millions of euros)	IFRS	Dutch GAAP	Difference
Interest income	3,805	4,309	(504)
Commission income	1,300	1,022	278
Other income	68	67	1
Total income	**5,173**	**5,398**	**(225)**
Staff costs	1,836	1,666	170
Other administrative expenses	1,746	1,723	23
Depreciation	172	186	(14)
Operating expenses	**3,754**	**3,575**	**179**
Gross profit	**1,419**	**1,823**	**(404)**
Value adjustments	247	299	(52)
Operating profit before taxation	**1,172**	**1,524**	**(352)**

Operating profit before taxation amounted to EUR 1,172 million under IFRS, compared with EUR 1,524 million under Dutch GAAP. The most important differences in the profit and loss account can be explained as follows:

- Under Dutch GAAP, loan commission is recognised as interest income. Under IFRS, this is classified under commission income, which results in a movement in income.
- The fact that swap results on the investment portfolio are not amortised under IFRS caused the interest income to decrease. In accordance with IFRS, these results are taken direct to the profit and loss account.
- The increase in staff costs is mainly due to higher pension charges. Under Dutch GAAP, the pension charges were allocated to the different business units on a defined contribution basis. Under IFRS, the defined benefit method is used, which resulted in an increase in the pension charges. The change in allocation method has no effect at Group level.
- Under IFRS, the value adjustments amount to EUR 247 million, compared with EUR 299 million under Dutch GAAP. One important cause of this decrease concerns the interest on impaired loans. Under Dutch GAAP, the interest income on impaired loans is recognised under doubtful debts. This is not permitted under IFRS, which resulted in a decrease in both interest income and value adjustments.

Rabobank Nederland
Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216.19 16, pressoffice@rn.rabobank.nl

WHOLESALE BANKING AND INTERNATIONAL RETAIL BANKING

(amounts in millions of euros)	IFRS	Dutch GAAP	Difference
Interest income	1,320	1,115	205
Commission income	342	376	(34)
Other income	672	671	1
Total income	**2,334**	**2,162**	**172**
Staff costs	749	675	74
Other administrative expenses	565	414	151
Depreciation	42	31	11
Operating expenses	**1,356**	**1,120**	**236**
Gross profit	**978**	**1,042**	**(64)**
Value adjustments	119	134	(15)
Operating profit before taxation	**859**	**908**	**(49)**

Under IFRS, operating profit before taxation at EUR 859 million is EUR 49 million lower than under Dutch GAAP. The most important differences in the profit and loss account are explained below:

- The majority participating interests of Gilde are consolidated under IFRS. This results in higher income and expenses. This does not have any effect on the net profit, however.
- The interest income is higher under IFRS than under Dutch GAAP. This relates primarily to the reclassification of income from securities and participating interests and of the result on financial transactions. For example, under IFRS cumulative preference shares are considered loan capital rather than equity capital. The income on these shares is therefore recognised as interest rather than as dividend. Under Dutch GAAP, the result on trade derivatives is recognised as income on financial transactions, while under IFRS the interest component of this result is recognised as interest income.
- The operating expenses are higher under IFRS owing to higher depreciation on software and buildings, and impairments to intangible assets.

Rabobank Nederland

Communications, P.O. Box 7100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

ASSET MANAGEMENT

(amounts in millions of euros)	IFRS	Dutch GAAP	Difference
Interest income	72	87	(15)
Commission income	512	512	0
Other income	69	74	(5)
Total income	**653**	**673**	**(20)**
Staff costs	276	285	(9)
Other administrative expenses	173	173	0
Depreciation	17	18	(1)
Operating expenses	**466**	**476**	**(10)**
Gross profit	**187**	**197**	**(10)**
Value adjustments	1	1	0
Operating profit before taxation	**186**	**196**	**(10)**

Under IFRS, operating profit before taxation is EUR 10 million lower at EUR 186 million. The most important differences in the profit and loss account are explained below:

- The fact that results realised on the investment portfolio are no longer amortised causes the interest income to be lower under IFRS.
- Staff costs under IFRS are lower owing to a reduction in pension charges and a change in the treatment of accrued bonuses.

Rabobank Nederland
Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16,
pressoffice@rn.rabobank.nl

INSURANCE

(amounts in millions of euros)	IFRS	Dutch GAAP	Difference
Interest income	679	70	609
Commission income	332	290	42
Other income	(12)	618	(630)
Total income	**999**	**978**	**21**
Staff costs	441	441	0
Other administrative expenses	223	213	10
Depreciation	30	25	5
Operating expenses	**694**	**679**	**15**
Gross profit	**305**	**299**	**6**
Value adjustments	1	(9)	10
Operating profit before taxation	**304**	**308**	**(4)**

Operating profit before taxation under IFRS amounted to EUR 304 million, which is almost the same as the amount of EUR 308 million under Dutch GAAP. The composition of the result has changed, however. The most important differences in the profit and loss account are explained below:

- Under Dutch GAAP, the accrued interest on insurance commitments is recognised as interest expense in the interest result. Under IFRS, this is recognised as other income.
- The fact that results realised on the investment portfolio are not amortised under IFRS leads to a reduction in interest income.

Rabobank Nederland

Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

LEASING

(amounts in millions of euros)	IFRS	Dutch GAAP	Difference
Interest income	390	520	(130)
Commission income	36	36	0
Other income	215	85	130
Total income	**641**	**641**	**0**
Staff costs	218	212	6
Other administrative expenses	134	134	0
Depreciation	11	12	(1)
Operating expenses	**363**	**358**	**5**
Gross profit	**278**	**283**	**(5)**
Value adjustments	86	71	15
Operating profit before taxation	**192**	**212**	**(20)**

Operating profit before taxation amounts to EUR 192 million under IFRS, compared with EUR 212 million under Dutch GAAP. The most important differences in the profit and loss account can be explained as follows:

- Under IFRS, the income from operating leases is not included in interest income, but in other income. This causes interest income to decrease and other income to increase.
- The value adjustments item is higher under IFRS owing to the addition to the provision for doubtful debts that have not yet been identified at the balance sheet date. Such a provision was not allowed under Dutch GAAP.

Rabobank Nederland
Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16,
pressoffice@rn.rabobank.nl

REAL ESTATE

(amounts in millions of euros)	IFRS	Dutch GAAP	Difference
Interest income	100	110	(10)
Commission income	16	0	16
Other income	9	7	2
Total income	**125**	**117**	**8**
Staff costs	20	20	0
Other administrative expenses	11	11	0
Depreciation	1	1	0
Operating expenses	**32**	**32**	**0**
Gross profit	**93**	**85**	**8**
Value adjustments	0	0	0
Operating profit before taxation	**93**	**85**	**8**

The operating profit before taxation amounts to EUR 93 million under IFRS, compared with EUR 85 million under Dutch GAAP. The most important differences in the profit and loss account are explained below:

- The interest income is lower under IFRS than under Dutch GAAP because fees received (including fees for early repayment) are no longer recognised as interest income but as commission.
- In addition, the commission income under IFRS is higher owing to different treatment of the expenses relating to the preparation of contracts. Under Dutch GAAP, these expenses are taken direct to the profit and loss account, whereas under IFRS they are capitalised and depreciated over the average remaining term to maturity of the loan portfolio.

Rabobank Nederland
Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

Appendices:

I. Tables with the balance sheet and the profit and loss account in accordance with IFRS and with the accounting policies up to and including 2004 (Rabobank Accounting Principles, Dutch GAAP)
All figures in this press release are in millions of euros unless otherwise stated.
II. Summary of the accounting policies under IFRS

This press release only intends to provide an overview of the effects of IFRS on the financial reporting of the Rabobank Group. It does not replace any formal reports. Investment decisions should be based on period reports and other information that Rabobank is required to publish in compliance with the applicable legislation and stock exchange regulations.

- The amounts in this press release have, with only one exception, been calculated in accordance with IFRS and the interpretations issued by the International Accounting Standards Board (IASB) as at 31 December 2004 and approved by the European Commission. The exception concerns the application of the fair value option on a limited scale to a small number of liabilities. Rabobank expects that, owing to the forthcoming amendments in legislation (following the first application of IFRS as from 1 January 2004), it will be possible to use this option in preparing the 2005 consolidated financial statements.
- The standards and their interpretation might be modified before 31 December 2005, which could cause the view presented by the figures in this press release to change. Any amendments would have to be made retroactively with effect from 1 January 2004.
- None of the IFRS figures stated in this press release has been audited.
- Rabobank accepts no responsibility for any revisions or modifications made to any information as a result of changes in policy, developments, expectations or otherwise.

Rabobank Nederland
Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

APPENDIX I

CONSOLIDATED BALANCE SHEET UNDER IFRS at 31 December 2004 (after profit appropriation)

(In Eur millions)	*2004*	*1/1/2004*
Assets		
Cash	7,269	7,178
Banks	41,050	41,890
Trading financial assets	55,471	35,757
Financial assets at fair value through profit and loss	9,672	9,468
Derivatives	32,035	27,479
Lending	274,925	249,657
Financial assets available for sale	48,320	45,017
Financial assets held-to-maturity	2,207	2,309
Participating interests	712	327
Goodwill and other intangible assets	206	102
Property and equipment in use by the Bank	3,313	3,297
Property not in use by the Bank	478	460
Deferred tax assets	1,142	1,047
Other assets	6,902	7,055
Total assets	483,702	431,043

(In Eur millions)		*2004*		*1/1/2004*
Liabilities				
Banks		96,347		83,117
Banks classified at fair value		97		0
Funds entrusted		177,471		159,930
Funds entrusted classified at fair value		11		0
Derivatives and other trading liabilities		39,171		33,575
Trading liabilities		7,090		4,941
Debt securities		100,367		91,450
Debt securities classified at fair value		9,093		7,579
Other liabilities		7,854		9,592
Insurance liabilities		17,882		16,221
Provisions		1,081		794
Deferred tax liabilities		327		250
Employee benefit obligations		1,958		1,860
Subordinated debts		2,129		2,244
		460,878		411,553
Member Capital	3,841		3,853	
Trust preferred securities III,IV,V and VI	1,879			
Retained earnings and other reserves	13,835		12,323	
Reserves	19,555		16,176	
Third-party interest	3,269		3,314	
Group equity		22,824		19,490
Total liabilities		483,702		431,043
Contingent liabilities		7,612		6,435
Irrevocable facilities		30,114		26,117

Rabobank Nederland
Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

CONSOLIDATED BALANCE SHEET UNDER DUTCH GAAP at 31 December 2004 (after profit appropriation)

(In Eur millions)		*2004*		*2003*
Assets				
Cash		7,204		7,117
Short-term government paper		4,132		3,211
Professional securities transactions	26,134		30,199	
Other banks	14,454		11,720	
Banks		40,588		41,919
Public sector lending	2,201		2,161	
Private sector lending	252,996		235,425	
Professional securities transactions	20,973		13,211	
Lending		276,170		250,797
Interest-bearing securities		91,889		71,141
Shares		15,168		10,093
Participating interests		510		201
Property and equipment		3,927		3,964
Other assets		5,468		4,984
Prepayments and accrued income		30,033		9,878
Total assets		475,089		403,305

(In Eur millions)		*2004*		*2003*
Liabilities				
Professional securities transactions	22,898		20,180	
Other banks	73,368		62,676	
Banks		96,266		82,856
Savings	77,737		71,559	
Professional securities transactions	4,119		3,309	
Other funds entrusted	110,267		97,703	
Funds entrusted		192,123		172,571
Debt securities		92,578		80,695
Other liabilities		12,447		11,907
Accruals and deferred income		34,314		12,513
Provisions		20,752		19,177
		448,480		379,719
Fund for general banking risks	1,756		1,679	
Subordinated loans	2,091		2,211	
		3,847		3,890
Member capital	3,841		3,853	
Revaluation reserves	136		222	
Other reserves	12,287		11,158	
Trust Preferred Securities III, IV, V and VI	1,879		-	
Reserves		18,143		15,233
Third-party interests		4,619		4,463
Group equity		26,609		23,586
Total liabilities		475,089		403,305
Contingent liabilities		7,612		6,435
Irrevocable facilities		30,114		26,117

CONSOLIDATED PROFIT AND LOSS ACCOUNT UNDER IFRS
for 2004

(In Eur millions)		*2004*
Income		
Interest income	18,819	
Interest expense	12,097	
Interest		6,722
Income from securities and participating interests		371
Commission income	2,784	
Commission expense	423	
Commission		2,361
Results on financial transactions		371
Other income		403
Total income		**10,228**
Expenses		
Staff costs	4,285	
other administrative expenses	2,513	
Staff costs and other administrative expenses		6.798
Depreciation and capitalised expenses		293
Operating expenses		7,091
Value adjustments		480
Total expenses		**7,571**
Operating income before taxation		2,657
Taxation on operating profit		942
Operating profit/Group profit after taxation		1,715
Third-party interests		164
Net profit		**1,551**

Rabobank Nederland
Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax: +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

CONSOLIDATED PROFIT AND LOSS ACCOUNT UNDER DUTCH GAAP
for 2004

(In Eur millions)		*2004*
Income		
Interest income	18,773	
Interest expense	12,524	
Interest		6,249
Income from securities and participating interests		482
Commission income	2,458	
Commission expense	346	
Commission		2,112
Results on financial transactions		312
Other income		900
Total income		**10,055**
Expenses		
Staff costs	4,029	
Other administrative expenses	2,335	
Staff costs and other administrative expenses		6,364
Depreciation		368
Operating expenses		**6,732**
Value adjustments to receivables		525
Value adjustments to financial fixed assets		(11)
Total expenses		**7,246**
Operating profit before taxation		2,809
Taxation on operating profit		957
Operating profit/Group profit after taxation		1,852
Third-party interests		316
Net profit		**1,536**

Rabobank Nederland
Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

Appendix II

Summary of the accounting policies under IFRS

The following is a summary of the Rabobank Accounting Policies under IFRS.

General

The consolidated financial statements of listed companies in the European Union must be prepared in accordance with International Financial Reporting Standards (IFRS) as approved by the European Commission for the financial years from 1 January 2005 onwards.

This press release, including the comparative figures as at 1 January 2004, has been drawn up on the basis of IFRS issued by the International Accounting Standards Board (IASB) on 31 December 2004 and approved by the European Commission. (On the assumption that amended legislation acceptable in the EU will be introduced in time, the carved out version of IAS 39, Financial instruments: Recognition and Measurement, has not been applied (on a limited scale). The IFRS rules that Rabobank follows in this context have not yet been approved by the EU.)

The financial statements of the Rabobank Group as at 31 December 2004 have been prepared on the basis of the prevailing legal regulations in the Netherlands. The relevant accounting policies (Rabobank Accounting Principles, Dutch GAAP) are stated in the 2004 financial statements of Rabobank Group. Rabobank Group has restated the 2004 annual figures for the purposes of comparison in accordance with IFRS.

Application dates

IFRS permits a choice regarding the application date of certain standards. Rabobank has opted for application of IAS 32 and IAS 39 from 1 January 2004.

Accounting policies

The IFRS standards allow a choice to be made in some cases. Rabobank has made the following choices with regard to the most important options:

- Entry on the transaction date: all purchases and sales of financial assets for which delivery takes place within a term based on standard market conventions are entered on the transaction date. Under Dutch GAAP, these were entered partly on the settlement date.
- Buildings for own use, tangible and intangible fixed assets are carried at cost, less accumulated depreciation and impairments. Under Dutch GAAP, property for own use is carried at the current value derived from the replacement value based on continuity and functionality.
- Interests in joint ventures are consolidated on a proportional basis under IFRS (the same under Dutch GAAP).
- Real estate investments are carried at fair value (no difference with respect to Dutch GAAP).

Rabobank Nederland

Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax: +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

- Pensions: Rabobank will also apply the corridor method under IFRS. The corridor has been set to nil as at 1 January 2004. The parameters used have also been adjusted slightly.
- Under Dutch GAAP, goodwill is taken direct to reserves. Under IFRS, goodwill is capitalised. In 2004, EUR 172 million was taken to reserves under Dutch GAAP.
- Under Dutch GAAP, the provision for doubtful debts was determined using a general method. Under IFRS, a debt is adjusted by an impairment if considered necessary. To determine this, the expected cash flows are discounted.
- Under Dutch GAAP, deferred tax assets and liabilities are carried at their discounted value. Under IFRS, they are carried at their non-discounted value. The effect of this change is limited.

A number of policies under IFRS are explained individually below because of their importance and the differences with respect to Dutch GAAP.

Derivatives

Under IFRS, derivatives must be included in the balance sheet at fair value. The changes to fair value are taken direct to the profit and loss account. Under Dutch GAAP, only derivatives that are held for trading purposes are included in the balance sheet. Rabobank Group uses the fair value hedge method for situations where derivatives are used to limit the interest rate risk of specific assets. This means that changes in the fair value of derivative are added to or deducted from the net book value of the hedged asset or liability. The addition or deduction is also taken to the profit and loss account, so that the adjustments cancel each other out.

Financial instruments

IFRS distinguish four categories of financial assets. Carrying values are determined differently for each category.

- Loans and receivables are carried at amortised cost, with the period amortisation being recognised in the profit and loss account.
- Investments held to maturity, which consist of instruments that have fixed or predictable payments and which Rabobank definitely intends and is able to hold until maturity. The method for calculating carrying values is the same as that used for loans and receivables;
- Financial assets carried at fair value with value adjustments being taken to the profit and loss account comprise:
- (i) financial assets held for trading purposes, and
  (ii) financial assets that Rabobank irrevocably recognised at fair value on acquisition with value adjustments being taken to the profit and loss account.
- Financial assets available for sale are carried at fair value with value changes being taken direct to reserves. On the sale of such an asset, the amounts in question taken to reserves are recognised in the profit and loss account. Under Dutch GAAP, the swap results on investments are recognised consecutively as interest income based on the remaining terms to maturity of the securities.

Financial liabilities are carried at amortised cost, with the exception of derivatives, items in trading portfolios, and a few liabilities for which the fair value option is applied.

Consolidation

Equity interests are consolidated if the substance of the relationship indicates that Rabobank has control over them.

Rabobank Nederland

Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

Interests in joint ventures – contractual agreements under which Rabobank and other parties enter into an economic activity over which they exercise joint control – are consolidated proportionally.
Investments in affiliated participating interests – investments in which Rabobank has significant influence but no control, and usually holds between 20% and 50% of the voting rights – are included using the equity method. Non-consolidated interests held by venture capital companies are carried at fair value, with changes in value being taken direct to the profit and loss account (via the revaluation reserve under Dutch GAAP).
In addition, the set of companies to be consolidated was reviewed in connection with the implementation of IFRS. The result of this is that the set under IFRS is different from the set under Dutch GAAP (for example, participating interests of venture capital companies). As a result, third-party interests have decreased by more than EUR 1.1 billion as at 1 January 2004. The effect on the net profit is negligible.

First application of IFRS
IFRS 1, First-time Adoption of International Financial Reporting Standards, requires a retroactive application of IFRS on the first application. In order to simplify the application of IFRS, the standard includes optional exemptions. Rabobank applies the following exemptions:

Business combinations that were effected before 1 January 2004 will not be adapted in accordance with IFRS. Accordingly, the goodwill paid and charged to reserves before this date will not be adjusted.

Employee benefits. IFRS offers the possibility to include all the outstanding actuarial profits and losses, which were not yet recognised in the profit and loss account, under reserves in the opening balance sheet. Rabobank applies this option. Rabobank will also apply the corridor method under IFRS (from 1 January 2004), by means of which actuarial differences are recognised within a defined range and not in the profit and loss account).

Cumulative translation differences. The cumulative translation differences for all foreign activities were set to nil on the transition date to IFRS. Any profit or loss made on the disposal of a foreign activity will not take into account translation differences that arose prior to the date of transition to IFRS.

Rabobank Nederland
Communications, P.O. Box 17100, 3500 HG Utrecht, The Netherlands, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl